Holland+Knight

Tel 212 513 3200
Fax 212 385 9010

Holland & Knight LLP
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New York, NY 10007-3189
www.hklaw.com

Joseph R. Manghisi
212 513 3370
joseph.manghisi@hklaw.com


05006300

March 4, 2005

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3/14

If you have any questions regarding this filing, please do not hesitate to call me at (212) 513-3370 or, in my absence, Neal N. Beaton of this office at (212) 513-3470 or Lance D. Myers of this office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Joseph R. Manghisi
Holland & Knight LLP

2663799

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed from 1 to 3 below are set out in EXHIBIT A hereto)

1. Report of the State of Repurchase of the Company's Own Shares dated February 4, 2005

2. Extraordinary Report dated February 17, 2005

3. Amended Shelf Registration Statement dated February 17, 2005

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed from 1 to 5 below are included in EXHIBIT B hereto)

1. Brief Statements of Consolidated Third Quarter Financial Results and Forecasts with respect to the year ending March 2005

2. Investor Communications Briefings dated February 18, 2005

3. Declaration for Timely Disclosure dated February 21, 2005

4. Business Report for the Third Quarter (from April 1, 2004 to December 31, 2004)

5. Press Releases

	Date	Title
1)	02/04/2005 (02/04/2005)	JT Repurchases Own Shares
2)	02/17/2005 (02/17/2005)	JT Announces the Results of its Voluntary Retirement Plan Application
3)	02/17/2005 (02/17/2005)	JT Reports Tobacco Business Results for October-December 2004 Quarter

---

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Report of the State of Repurchase of the Company's Own Shares dated February 4, 2005

   Report of the State of Repurchase of the Company's Own Shares stating the conditions of repurchase, possession, disposal of the Company's own shares from January 1, 2005 to January 31, 2005 filed with the Director of Kanto Local Finance Bureau.

2. Extraordinary Report dated February 17, 2005

   Extraordinary Report filed with the Director of Kanto Local Finance Bureau in connection with results of the voluntary retirement program.

3. Amended Shelf Registration Statement dated February 17, 2005

   Amended Shelf Registration Statement in which Extraordinary Report dated February 17, 2005 was added to the reference information in the Shelf Registration Statement of May 28, 2003 filed with the Director of Kanto Local Finance Bureau.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 5.

2005

Brief Statements of Consolidated
Third Quarter Financial Results and Forecast

JAPAN TOBACCO INC.

This document has been translated into English for convenience.
Please refer to the original Japanese version for the official information.



February 17, 2005

BRIEF STATEMENTS OF CONSOLIDATED THIRD QUARTER FINANCIAL RESULTS AND FORECAST WITH RESPECT TO THE YEAR ENDING MARCH 2005

NAME OF THE LISTED COMPANY:	Japan Tobacco Inc.
	(Code No. 2914)
REGISTERED HEAD OFFICE:	Tokyo
PRESIDENT AND REPRESENTATIVE DIRECTOR:	Katsuhiko Honda
CONTACT:	Hideo Katsuura
	Executive Vice President
	Chief Communications Officer
	Telephone: (81) 3-3582-3111
	Facsimile: (81) 3-3582-1441
LISTED STOCK EXCHANGES:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges

1. MATTERS RELATING TO THE PREPARATION OF QUARTERLY FINANCIAL INFORMATION

1). APPLICATION OF SIMPLIFIED ACCOUNTING PROCEDURES

The Company applies simplified accounting procedures on income taxes and other accounts, based on accounting procedures for semi-annual consolidated financial statements. These quarterly consolidated financial statements are unaudited.

2). CHANGES IN ACCOUNTING POLICY

None

3). CHANGES IN THE SCOPE OF CONSOLIDATION AND APPLICATION OF THE EQUITY METHOD

Number of Consolidated Subsidiaries: 171 (decreased by 17 companies since March 31, 2004)

Number of Companies applied for the equity method: 8 (decreased by 1 company since March 31, 2004)

The Company started publishing the quarterly financial information from this fiscal year. The quarterly financial information of the corresponding period of the previous fiscal year was prepared for your reference, and also comments on fluctuations have also been presented.

2. RESULTS FOR THE THIRD QUARTER PERIOD

April 1,2004 to December 31, 2004
Amounts are rounded down to the nearest JPY 1 million.

(1) *(Millions of yen unless otherwise indicated)*

FINANCIAL RESULTS	For the nine months ended December 31,		For the year ended March 31,
	2003	2004	2004
Net Sales	JPY 3,554,192	JPY 3,596,400	JPY 4,625,151
Operating Income	201,193	230,385	234,034
Recurring Profit	187,187	227,430	213,599
Net Income (Loss)	(5,922)	131,418	(7,602)
Net Income (Loss) per Share (Yen)	(2,984.10)	67,384.28	(3,966.78)
Diluted Net Income per Share (Yen)	—	—	—

(2) *(Millions of yen unless otherwise indicated)*

FINANCIAL CONDITION	For the nine months ended December 31,		For the year ended March 31,
	2003	2004	2004
Total Assets	JPY 3,057,408	JPY 3,028,535	JPY 3,029,083
Shareholders' Equity	1,523,762	1,620,307	1,507,937
Ratio of Shareholders' Equity (%)	49.8	53.5	49.8
Shareholders' Equity per Share (Yen)	779,737.36	838,451.73	771,516.28

(3) *Millions of yen*

CASH FLOW CONDITION	For the nine months ended December 31,		For the Year ended March 31,
	2003	2004	2004
Cash Flows from Operating Activities	JPY 234,601	JPY 158,536	JPY 334,501
Cash Flows from Investing Activities	(114,682)	164,064	(228,619)
Cash Flows from Financing Activities	(97,823)	(175,571)	(109,334)
Cash and Cash Equivalents, End of the Periods	628,846	751,762	601,661

3. FORECAST OF THE BUSINESS RESULTS FOR THE FISCAL YEAR

April 1, 2004 to March 31, 2005

	Millions of yen *For the year ending March 31,* 2005
Net Sales	JPY 4,660,000
Recurring Profit	263,000
Net Income	56,000

Additional Information:

Forecasted Annual Net Income per Share (Yen): JPY 28,978.01

[Reference]

FORECAST OF THE NON-CONSOLIDATED BUSINESS RESULTS FOR THE FISCAL YEAR

April 1, 2004 to March 31, 2005

	Millions of yen *For the year ending March 31,* 2005
Net Sales	JPY 2,680,000
Recurring Profit	188,000
Net Income	21,000

Additional Information:

Forecasted Annual Net Income per Share (Yen): JPY 10,866.75

Note:

The forecast described above is based on the assumptions which we consider are reasonable as of the date of issuing this information and the actual results may substantially differ from the forecast above. Please see "NOTE REGARDING FORWARD-LOOKING STATEMENTS" on page 10 regarding the forecast above.

4. Business Results and Financial Condition

(1) Qualitative information regarding progress of consolidated business results

①Overall condition

i Business results for the third quarter (from April 1, 2004 to December 31, 2004)

Our company is promptly and steadily carrying out measures set out by the medium-term management plan named, "JT PLAN-V," and has produced results toward achievement of the plan. Therefore, we believe we will be able to establish a scheme to commit ourselves to the growth strategies in the coming business years.

Net Sales

Net sales amounted to JPY 3,596.4 billion, a 1.2% increase compared with the corresponding figure for the previous year. The increase was due largely to a list-price revision that started in July 2003 in the domestic tobacco business, and growth of sales volumes of Global Flagship Brands which consist of Camel, Winston, Mild Seven and Salem (hereinafter referred to as GFB) in the international tobacco business. In addition, the temporary income from licensing-out of Dyslipidemia Compound in pharmaceutical business, and business expansion in processed foods business contributed to growth.

Operating Income

Operating income amounted to JPY 230.3 billion, a 14.5% increase compared with the corresponding figure for the previous year. Multiple factors contributed to the increase: cost reductions were achieved by the domestic tobacco business, as well as all other segments; a profit increase resulted from growth of GFBs in the international tobacco business; and licensing-out of Dyslipidemia Compound in pharmaceutical business.

Recurring Profit

Recurring profit amounted to JPY 227.4 billion, a 21.5% increase compared with the corresponding figure for the previous year, mainly due to the improvement in foreign exchange rates.

Net Income

Net income for the nine-month period ended December 31, 2004 was JPY 131.4 billion in contrast to net loss of JPY 5.9 billion for the corresponding figure for the previous year. The increase was due primarily to recognition of extraordinary profit in connection with transfer of fixed assets (beneficial interest in trust) to Frontier Real Estate Investment Corporation (FRI). The Company still had net income in spite of the occurrence of an extraordinary loss resulting from the implementation of the measures to strengthen the business structure, and the absence of any such factors as an extraordinary loss in the amount of JPY 185.0 billion, resulting from a one-time charge for recognition of obligations under the Public Official Mutual Assistance Association Law to reflect accounting changes relating to the obligations under the Law.

ii Specific Steps Taken for Company-wide Measures

- Organization of a Real Estate Investment Trust (J-REIT)

As part of an asset portfolio reallocation, JT began to prepare for the creation of a real estate investment trust (J-REIT). FRI, which was set up with a subsidiary, Frontier REIT Management Inc., serving as the promoter, was listed on the Tokyo Stock Exchange on August 9, 2004. On the same day, a real estate trust was set up with respect to six large commercial properties that the Company owned, and the Company's beneficial interest in the trust was then transferred to FRI.

- Measures to Strengthen the Business Structure

Measures to strengthen the Company's business structure are being implemented, including solicitation of voluntary retirement, so as to build a corporation with strong focus on profit growth.

- Stock Repurchase

At the ordinary general shareholders meeting, held on June 24, 2004, a partial revision of the Company's articles of incorporation was approved so that JT shares can be bought back by the board of directors' resolution. This change is

aimed to permit flexible implementation of stock repurchases by the Company.

Following this amendment, the meeting of the Board of Directors held on October 29, 2004 resolved that the acquisition of treasury stock of up to 45,000 shares or JPY 40 billion (during the period from November 1, 2004 to March 24, 2005) was permitted, and started purchasing the shares from the market. As a result, the Company purchased 21,700 stocks for JPY 21,470 million by the end of this third quarter. By the end of January 2005, the Company purchased 27,976 stocks for JPY 28,390 million.

- Reorganization of the Corporate Headquarters

The Company's corporate headquarters was reorganized in July 2004 with the objective of constructing an organization that is capable of responding promptly to changes in the business environment and changes in the business. The headquarters were reorganized by clarifying the functions that individual groups are responsible for. Continued efforts are being made to improve the efficiency of and streamline the headquarters operations.

②Condition by business segment

〔Tobacco Business〕

On the domestic tobacco market, our business conditions have become severely affected by a rise in the tobacco tax put in force in July 2003, in addition to the continuing decline in gross demand. Moreover, the Company will terminate the exclusive license contract with Philip Morris in the end of April 2005. The contract has allowed us to manufacture and sell Marlboro products, and use the trademarks exclusively in Japan. Against these negative factors that may possibly put pressure on our business volume, we are carrying out activities toward the higher value of the domestic tobacco business by steadily implementing measures to increase sales and streamline the cost structure as specified in the medium-term management plan "JT PLAN-V."

Pressing forward with its sales growth strategies, the domestic tobacco business aggressively launched new products, mainly in 1-mg tar, menthol and premium (high-priced) market segments, which represent the growing segments. Furthermore, the Company expanded the sales areas of some of the new products, which had been sold only in limited geographical areas, when strong customer support justified such expansions. In addition, the Company has been unfolding aggressive and efficient marketing activities that were tailored to the characteristics of the market. As shown in the table 1, 12 products in eight brands (made up of one 1-mg tar product, four menthol products, nine products costing ¥300 and above, and two D-spec products(*)) were launched in limited geographical areas covering eight prefectures, starting in July 2004 during the nine-month period ended December 31, 2004. Moreover, we expanded sales area for Mild Seven Prime Menthol Light Box (starting with September 2004) and five other products to nationwide.

(*)Products which adopt the Company's proprietary reduced odor technology that "controls the odor that rises from the tip of the cigarette" are called D-spec (reduced odor) products.

(Table 1)

Products	Initial Sales Area	Prices	Tar/Nicotine	Remarks
Hope Super Lights	Hokkaido	140yen	6mg/0.5mg	
Alphabet H Side Slide Box	Tokyo	300yen	10mg/0.8mg	
Alphabet R Side Slide Box	Tokyo	300yen	7mg/0.6mg	
Alphabet C Side Slide Box	Tokyo	300yen	7mg/0.5mg	Menthol Product
Caster Cool Vanilla Menthol Box	Shizuoka	270yen	3mg/0.3mg	Menthol Product
Peace Aroma Menthol Box	Aichi	300yen	7mg/0.6mg	Menthol Product
Mild Seven Prime Lights Box	Osaka	300yen	8mg/0.6mg	D-spec Product
Seven Stars Lights Box	Fukuoka	280 yen	7mg/0.7mg	
Other four products				

As shown in the table 2, 6 products in six brands (made up of two 1-mg tar product, two menthol products, five products costing ¥300 and above, and three D-spec products) were launched in limited geographical areas covering twelve prefectures, and we have expanded sales area for Mild Seven Prime Light Box and five other products starting with February 2005.

(Table 2)

Products	Initial Sales Area	Prices	Tar/Nicotine	Remarks
Seven Stars Revo Lights Menthol Box	Gunma, Nagano	300yen	7mg/0.6mg	Menthol Product, D-spec Product
Lucia Citrus Fresh Menthol One	Aichi	300yen	1mg/0.1mg	Menthol Product, D-spec Product
Frontier Neo Box	Gifu	300yen	1mg/0.1mg	D-spec Product
Mild Seven Super Lights Eco Style	Mie	270yen	6mg/0.5mg	
Rin	Kyoto, Shiga, Fukui, Ishikawa, Toyama	350yen	11mg/1.2mg	
Sakura	Kagoshima, Miyazaki	300yen	10mg/0.8mg	

In the area of structural reforms to reduce cost, continuous efforts are being made to increase our cost competitiveness with the steady implementation of the various measures that were described in the medium-term management plan, "JT PLAN-V," coupled with ceaseless cost reduction efforts. Work is under way to shift into a system of ten tobacco plants nationwide in April 2005. The Company's domestic raw material group also began to be reorganized in phases, starting in July 2004. To optimize the foreign leaf tobacco raw material purchase functions of the JT Group (JT and its consolidated subsidiaries and affiliate companies accounted for by the equity method), functional reshuffling and organizational changes began to be made April 2004. As part of these changes, procedures to dissolve and liquidate JT Proserve Inc., a foreign subsidiary, were initiated in September 2004. Furthermore, a decision was made in September 2004 to shut down the Miyakonojo plant, one of the tobacco raw material processing plants, as of the end of March 2005. These and other measures are being implemented so as to improve JT's cost competitiveness.

The domestic cigarette sales volume during this nine-month period ended December 31, 2004 fell by 3.5 billion cigarettes to 165.5 billion cigarettes (Note), down 2.1% compared with the corresponding figure for the previous year. The decrease was due to the impact of a list-price revision that followed a tobacco excise tax hike. The tax hike came into effect in July 2003 against the backdrop of a continued decline in total demand. The sales volume represented a 72.9% share of the market, the same percentage compared with the corresponding figure for the previous year. Sales per 1,000 cigarettes, excluding excise tax, were JPY 3,940, a JPY 41 increase compared with the corresponding figure for the previous year, thanks mainly to the success of our pricing strategies.

(Note) In addition to this figure, the domestic tobacco business sold 4.3 billion cigarettes during the current nine-month period ended December 31, 2004 at duty-free shops in Japan, as well as the markets in China, Hong Kong and Macao, which are covered by the China Business segment of the Company.

In the international tobacco business, JT International S.A., a subsidiary, has played a central role in the Company's efforts to aim for volume growth that is accompanied by a unit price increase. This is accomplished mainly by shifting the Company's focus to high price products, represented by GFBs, so as to increase profits.

The international cigarette sales volume grew 8.4 billion cigarettes, or 5.6%, during the current nine-month period ended December 31, 2004 from the previous nine-month period ended December 31, 2003, to 157.4 billion cigarettes as the growth of GFBs surpassed the decreases caused by tax hikes and price increases in some markets. GFBs sales volumes grew at a sound pace, rising 9.0 billion cigarettes compared with the corresponding figure for the previous year, to 97.1 billion cigarettes, a 10.2% increase. The increase is attributed to healthy sales of Winston in Russia and Italy, those of Camel in Italy and Mexico, and those of Mild Seven in Taiwan.

Consequently, net sales grew to JPY 3,302.9 billion, a 1.5% increase compared with the corresponding figure for the previous year, thanks to a list-price revision that started in July 2003 and aggressive launch of new products in the domestic tobacco business, combined with growth of the GFBs sales volume in the international tobacco business. Operating income also rose to JPY 215.4 billion, up 7.3% compared with the corresponding figure for the previous year, thanks to cost reductions and an increase in the unit sales price in the domestic tobacco business, in addition to profit growth in the international tobacco business.

With respect to the international tobacco business, the results for the period between January 2004 and September 2004 are incorporated into the nine-month financial reports as the results for the current nine-month period ended December 31, 2004.

(Other Topics)

- Response of the Leaf Tobacco Deliberative Council

At the Leaf Tobacco Deliberative Council meeting August 2004, JT inquired about soliciting farm families that meet certain qualifications with respect to planting area sizes and farmers' ages to quit farming when we survey their intent to plant for the signing of farming contracts for the 2005 crop of leaf tobacco. The council responded by approving our request. Since then, the company has been confirming the decisions of the growers and now is signing contracts for 2005 cultivation.

-Response to the Notice of Tax Assessment Received by a Canadian-Incorporated Subsidiary

In August 2004, a Canadian subsidiary of JT received a Notice of Assessment from the tax authority of Quebec. This notice demanded payments in relation to business activities from 1990 to 1998, which was prior to JT's acquisition of R.J. Reynolds Tobacco Co.'s international business operations in 1999, without reasonable base for the move. The subsidiary took appropriate action, and it continues to operate its business as usual. The subsidiary will continue to take all possible measures, including legal options, to protect its business. Pursuant to the 1999 Purchase Agreement between JT and R.J. Reynolds Tobacco Co. and RJR Nabisco Inc. (collectively, RJR), JT's view is that it will be entitled to seek indemnification from RJR and any successors thereof for any and all damages and expenses incurred or suffered by JT and/or its affiliates, including the Canadian subsidiary, arising out of this matter. JT will be exercising this right.

- Integration of the Domestic Sales Operation of JT International S.A. Products with the Company

JT International S.A. products that are marketed in the domestic market are imported by Mitsubishi Corp. for sale in areas other than Okinawa, and by Kokubagumi for sale in Okinawa. The products are sold through TS Network, a consolidated subsidiary (with the exception of Okinawa, where the products are sold by Kokubagumi.). An agreement was reached on October 1, 2004 to end the agreement with Mitsubishi Corp. and Kokubagumi in connection with the import and sale of these products as of the last day of April 2005. Starting with May 2005, the Company will independently import, manufacture and sell these products.

〔Pharmaceuticals〕

In our pharmaceuticals business, JT has continued to improve its in-house R&D capabilities. Regarding development phases, we discontinued the development of a blood coagulation inhibitor. Nonetheless, we have five in-house developed drugs, in clinical trial stages as an anti-HIV drug moved into the clinical development stage. Of the three anti-HIV drugs for which we acquired exclusive licenses for commercialization in Japan from U.S.-based Gilead Sciences in July 2003, import approval was granted for Viread in March 2004. Torii Pharmaceuticals, a subsidiary, began to sell it in April. We have been waiting for import approval of the remaining two drugs.

Dyslipidemia Compound, which was realized by our company and has been developed both inside and outside Japan, was licensed out with worldwide rights, excluding Japan and Korea, to develop and commercialize the drug to Swiss-based Roche in October 2004.

Royalty revenue for Viracept, an anti-HIV drug that was jointly developed with U.S.-based Agouron Pharmaceuticals, Inc. and is being marketed in the United States, Europe and Japan, decreased as the result of intense competition in the market.

In addition, Torii Pharmaceuticals Co., Ltd. reported a decrease in its sales under influence of drug price revision took effect in last April 2004, in spite of growth of its core products including Urinorm, a uricosuric drug (a gout suppressant) and Antebate, a topical corticosteroid. The growth was surpassed by the decrease of the sales of Futhan, protease inhibitor, and Stronger Neo-Minophagen C, agent for liver disease/antiallergic agent, and due to influence from sales transfer, in October 2004, of Tacho Comb, a biological tissue conglutination dressing sheet.

As a result, sales income totaled to JPY 47.4 billion (a 14.6% increase compared with the corresponding figure for the previous year) due to temporary income from licensing-out of Dyslipidemia Compound to Roche, in spite of less income in Torii Pharmaceutical Co., Ltd. and the decrease of Royalty Revenue from Viracept. Operating income has increased JPY 13 billion compared with the corresponding figure for the previous year, to 4.5 billion in contrast to operating loss of JPY 8.5 billion in the previous nine-month period ended December 31, 2003. This was due to the temporary income, the decrease of R&D cost in our company, and the last year's completion of goodwill amortization in connection with the stock acquisition of Torii Pharmaceutical Co., Ltd.

〔Foods〕

In the food business, efforts have been made to develop and launch new products and expand sales channels. At the same time, the business was managed with flexibility and resilience in response to changes in the market, and the goal of increasing the business value was aggressively pursued.

In the processed foods business, an expansion and strengthening of the product line-up, including the "Dai-ninki!" and "Imadoki Wazen" lines of frozen foods for the consumer market, as well as a business transfer in the chilled foods field in Australia, helped boost the business scale. In addition, efforts have been directed at improving profitability.

Our beverage business is run mainly by Japan Beverage Inc., which is our vending machine operation subsidiary. The business is set for a steady expansion, and strives to improve the efficiency in all aspects of the operation. The group aggressively developed and launched new products that emphasize differentiation, as evidenced by the start-up of a new brand "Miss Parlor" in September 2004. The "Miss Parlor" brand, which consists of dessert-like beverages that contain milk and fruits, reinforces the core brands of "Roots" and "Senoby."

Consequently, growth of the business scale of the processed foods business and an expansion of the beverage vending machine sales channels more than offset a contraction in the unprofitable sales channels, and achieved net sales worth JPY 202.5 billion, a 6.9% increase compared with the corresponding figure for the previous year. Operating income grew to JPY 3.7 billion compared with the corresponding figure for the previous year of 2.2 billion in contrast to operating loss of JPY 1.4 billion in the previous nine-month period ended December 31, 2003.

〔Other Businesses〕

Our other businesses reported net sales of JPY 43.4 billion, a 37.2% decrease compared with the corresponding figure for the previous year, and operating income of JPY 8.3 billion, a 16.5% decrease compared with the corresponding figure for the previous year notwithstanding efforts for efficient operations. The decreases were largely due to one-time revenue recognition, resulting from a sale by the real estate business in the corresponding period for the previous year.

In April 2004, the Company transferred all of the shares it owned in its three printing business-related subsidiaries, consisting of JT Pros Print Co., Ltd., Tokkyo Shiki Co., Ltd. and GB One Printing Co., Ltd., to Toppan Printing Co., Ltd.

(2) Qualitative information regarding changes of consolidated financial Condition

Cash and cash equivalents increased by JPY 150.1 billion to JPY 751.7 billion from the previous fiscal year. (The balance was JPY 628.8 billion as of the end of the same period of the previous year.)

Cash Flow from Operating Activities

Net cash of JPY 158.5 billion was provided by operating activities during the current nine-month period ended December 31, 2004, a decrease of JPY 76.0 billion from the previous nine-month period ended December 31, 2003. This was mainly due to the stable cash flow generating ability of the domestic tobacco business.

The decrease compared with the corresponding figure for the previous year was a result of an increase in the tobacco excise taxes payable during the previous third quarter period, caused by a tobacco excise tax hike, which took effect in July 2003.

Cash Flow from Investing Activities

Net cash of JPY 164.0 billion was provided by investing activities during the current nine-month period ended December 31, 2004, an increase of JPY 278.7 billion compared with the corresponding figure for the previous year. The increase was due to the fact that short-term financial assets with maturity dates arriving more than three months away were converted to cash and cash equivalents through such means as redemption, and that a beneficial interest in trust was sold to FRI.

Cash Flow from Financing Activities

Net cash of JPY 175.5 billion was used in financing activities during the current nine-month period ended December 31, 2004, an increase of JPY 77.7 billion compared with the corresponding figure for the previous year. This was primarily driven by the Company's repayment of bonds.

5. Events that significantly affected financial conditions and business performance of the Group during the third quarter

In line with its mid-term management plan "JT PLAN-V," the company is streamlining its business structure to achieve enhanced cost competitiveness, which led to the offering of a voluntary retirement program, during the current fiscal year ending March 31, 2005. As a result, a total of 5,796 employees applied for a voluntary retirement program. Due to this measure, JT will book approximately ¥206 billion in extraordinary charges for the current fiscal year ending March 31, 2005, and this factor is already incorporated in the updated forecast for this fiscal year stated in Section 6. below.

6. Qualitative information about forecasts of consolidated business results for the fiscal year ending March 2005

Consolidated business results are forecasted as below for the fiscal year ending March 2005:

Sales	JPY 4,660 billion
Recurring profit	JPY 263 billion
Net income	JPY 56 billion

The amount of sales forecasts above has been revised downward by JPY 10 billion from the previous forecasting due to changes in foreign currency exchange rates used in translation of sales overseas into yen, though the quantity of tobaccos sold is within the expected range. Recurring profit, however, has been revised upward by JPY 10 billion thanks to progress of cost-cutting activities.

Net income is forecasted as JPY 23 billion lower than the previous forecasting because extraordinary loss of JPY 230 billion (The impact of the loss on consolidated net income will be JPY 138 billion) will be booked as costs of business structure streamlining costs including extraordinary loss for the voluntary retirement plan stated in Section 5. above.

[Reference] Forecasts on parent's business results

Considering factors described above, forecasts on parent's business results are also revised as follows:

Sales	JPY 2,680 billion
Recurring profit	JPY 188 billion
Net income	JPY21 billion

(**Note**) The above figures are based on judgments, evaluations, factual understandings, policies and other factors made in accordance with information available to the management. They are also based upon certain assumptions required to formulate forward-looking statements as well as information already confirmed to be factual. Actual figures may differ from those forecasted, depending on uncertainties inherent in such forecasts, as well as possible changes in the Company's operations and economic environment, including domestic and foreign stock markets. Please refer to the Notes Regarding Forward-Looking Statements below, before using the information provided in our forward-looking statements.

7. Other

In June 2004, 289,334 shares of the Company's stock that were owned by the government (the Minister of Finance) were sold off. This completed the sale of shares that are not bound by the government's duty of ownership.

*Attachments

Summary of "Quarterly Consolidated Balance Sheets," Summary of "Quarterly Consolidated Statements of Operations," Summary of "Quarterly Consolidated Statements of Cash Flows," and "Segment Information."

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

QUARTERLY CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
March 31, 2004 and December 31, 2004

	Millions of yen		
	March 31, 2004	*December 31, 2004*	*Increase/ (decrease)*
ASSETS		(Unaudited)	
	JPY	**JPY**	**JPY**
CURRENT ASSETS:	**1,477,848**	**1,525,600**	**47,751**
Cash and deposits	370,816	391,127	20,310
Trade notes and accounts receivable	128,538	168,821	40,283
Marketable securities	397,676	402,194	4,517
Inventories	456,501	449,092	(7,408)
Other current assets	127,100	116,696	(10,404)
Allowance for doubtful accounts	(2,785)	(2,332)	452
FIXED ASSETS:	**1,551,151**	**1,502,719**	**(48,431)**
Property, plant and equipment:	708,221	659,771	(48,450)
Buildings and structures	299,538	268,662	(30,875)
Machinery, equipment and vehicles	142,089	144,475	2,385
Land	179,368	173,475	(5,893)
Other	87,224	73,157	(14,067)
Intangible assets:	610,506	603,686	(6,819)
Goodwill	331,580	343,717	12,136
Trademarks	245,598	225,390	(20,208)
Other intangible assets	33,327	34,579	1,252
Investments and other assets:	232,423	239,261	6,838
Investments and other assets	238,873	245,696	6,822
Allowance for doubtful accounts	(4,924)	(4,908)	15
Allowance for loss on investments	(1,526)	(1,526)	-
DEFERRED ASSETS	**83**	**215**	**131**
TOTAL ASSETS	**JPY 3,029,083**	**JPY 3,028,535**	**JPY (548)**

	Millions of yen		
	March 31, 2004	*December 31, 2004*	*Increase/ (decrease)*
LIABILITIES		(Unaudited)	
	JPY	**JPY**	**JPY**
CURRENT LIABILITIES:	**756,712**	**661,042**	**(95,669)**
Trade notes and accounts payable	111,678	126,652	14,974
Short-term bank loans	27,593	30,786	3,193
Current portion of long-term borrowings	23,115	20,403	(2,712)
Current portion of bonds	122,000	-	(122,000)
National tobacco excise taxes payable	86,655	92,624	5,968
National tobacco special excise taxes payable	14,987	17,193	2,206
Local tobacco excise taxes payable	97,077	111,416	14,339
Income taxes payable	41,433	38,181	(3,251)
Accrued employees' bonuses	36,068	19,326	(16,742)
Other allowances	2,633	2,698	65
Other current liabilities	193,468	201,758	8,289
NON-CURRENT LIABILITIES:	**710,609**	**689,011**	**(21,598)**
Bonds	151,500	150,000	(1,500)
Long-term borrowings	56,993	44,971	(12,022)
Liabilities for retirement benefits	384,118	381,303	(2,814)
Liabilities for retirement benefits for directors and corporate auditors	1,203	989	(214)
Other non-current liabilitites	116,794	111,746	(5,047)
TOTAL LIABILITIES	**1,467,322**	**1,350,053**	**(117,268)**
MINORITY INTERESTS	**53,824**	**58,173**	**4,348**
SHAREHOLDERS' EQUITY:			
COMMON STOCK	**100,000**	**100,000**	**-**
CAPITAL SURPLUS	**736,400**	**736,400**	**-**
RETAINED EARNINGS	**763,770**	**874,772**	**111,002**
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	**14,185**	**15,731**	**1,546**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	**(71,839)**	**(50,546)**	**21,293**
TREASURY STOCK	**(34,579)**	**(56,049)**	**(21,470)**
TOTAL SHAREHOLDERS' EQUITY	**1,507,937**	**1,620,307**	**112,370**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**JPY 3,029,083**	**JPY 3,028,535**	**JPY (548)**

QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the nine months ended December 31, 2003 and 2004 and for the year ended March 31, 2004

	Millions of yen			
	For the nine months ended		*Increase/ (decrease)*	*For the year ended*
	December 31, 2003	*December 31, 2004*		*March 31, 2004*
	(Unaudited)	(Unaudited)		
NET SALES	**JPY 3,554,192**	**JPY 3,596,400**	**JPY 42,207**	**JPY 4,625,151**
COST OF SALES	**2,831,822**	**2,859,758**	**27,936**	**3,684,012**
Gross profit	**722,370**	**736,642**	**14,271**	**941,138**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**521,177**	**506,256**	**(14,921)**	**707,104**
Operating income	**201,193**	**230,385**	**29,192**	**234,034**
NON-OPERATING INCOME:	**7,480**	**11,530**	**4,050**	**10,321**
Interest income	1,284	1,402	118	1,831
Dividend income	1,089	1,214	125	1,410
Foreign exchange gain	-	525	525	-
Gain on disposition of marketing rights	-	2,533	2,533	-
Other	5,106	5,854	747	7,078
NON -OPERATING EXPENSES:	**21,487**	**14,485**	**(7,001)**	**30,755**
Interest expense	6,161	4,033	(2,127)	8,143
Foreign exchange loss	4,526	-	(4,526)	5,857
Financial support for domestic leaf tobacco growers	3,671	1,128	(2,543)	3,641
Periodic mutual assistance association cost	2,082	1,719	(363)	2,776
Other	5,044	7,604	2,559	10,337
Recurring profit	**187,187**	**227,430**	**40,243**	**213,599**
EXTRAORDINARY PROFIT:	**22,905**	**56,169**	**33,264**	**29,356**
Gain on sale of property, plant and equipment	10,533	54,288	43,754	17,217
Other	12,371	1,881	(10,490)	12,139
EXTRAORDINARY LOSS:	**213,437**	**81,870**	**(131,567)**	**250,564**
Loss on sale of property, plant and equipment	3,879	2,017	(1,862)	4,867
Loss on disposal of property, plant and equipment	7,667	7,004	(663)	10,885
Business restructuring costs	9,491	71,181	61,690	40,818
Loss on discontinued businesses	5,470	-	(5,470)	5,865
Cumulative effect of change in accounting for mutual assistance association cost	185,095	-	(185,095)	185,095
Other	1,833	1,667	(166)	3,031
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	**(3,345)**	**201,729**	**205,075**	**(7,607)**
INCOME TAXES -CURRENT (BENEFIT)	**(2,843)**	**64,146**	**66,990**	**67,487**
INCOME TAXES – DEFERRED	**-**	**-**	**-**	**(72,301)**
MINORITY INTERESTS	**5,421**	**6,164**	**743**	**4,808**
NET INCOME (LOSS)	**JPY (5,922)**	**JPY 131,418**	**JPY 137,341**	**JPY (7,602)**

QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the nine months ended December 31, 2003 and 2004 and for the year ended March 31, 2004

	Millions of yen			
	For the three months ended		Increase/ (Decrease)	For the year ended March 31, 2004
	December 31, 2003	December 31, 2004		
OPERATING ACTIVITIES:	(Unaudited)	(Unaudited)		
Income (loss) before income taxes and minority interests	JPY (3,345)	JPY 201,729	JPY 205,075	JPY (7,607)
Depreciation and amortization	98,774	93,719	(5,054)	133,227
Accelerated depreciation due to change in useful lives of property, plant and equipment	9,687	-	(9,687)	14,188
Gain on sale and disposal of property, plant and equipment	(587)	(48,325)	(47,737)	(5,399)
Amortization of goodwill	4,732	672	(4,060)	6,173
Increase in liabilities for retirement benefits (and accounting change)	161,632	(2,680)	(164,312)	147,153
Interest income and dividend income	(2,374)	(2,617)	(243)	(3,242)
Interest expense	6,161	4,033	(2,127)	8,143
Decrease (increase) in trade notes and accounts receivable	(39,608)	(39,814)	(206)	7,100
Decrease in inventories	9,944	9,991	46	23,798
Increase (decrease) in trade notes and accounts payable	(1,843)	16,213	18,056	(1,877)
Increase (decrease) in other accounts payable	(12,774)	13,312	26,087	27,224
Increase in tobacco excise taxes payable	64,407	21,189	(43,218)	18,746
Increase (decrease) in long-term guarantee deposits received	691	(25,847)	(26,538)	(530)
Other, net	527	(11,969)	(12,496)	35,656
Sub-total	**296,025**	**229,607**	**(66,418)**	**402,753**
Interest and dividend received	2,387	2,563	176	3,227
Interest paid	(6,205)	(4,771)	1,433	(8,335)
Income taxes paid	(57,605)	(68,862)	(11,257)	(63,144)
Net cash provided by operating activities	**234,601**	**158,536**	**(76,065)**	**334,501**
INVESTING ACTIVITIES:				
Withdraw time deposits	1,118	22,711	21,592	1,238
Purchases of marketable securities	(91,073)	(53,447)	37,625	(239,562)
Proceeds from sale and redemption of marketable securities	19,827	176,394	156,567	85,722
Purchases of property, plant and equipment	(58,402)	(50,924)	7,477	(84,214)
Proceeds from sale of property, plant and equipment	16,090	18,931	2,841	25,288
Proceeds from sale of beneficial interest in trust	-	65,108	65,108	-
Purchases of intangible assets	(4,018)	(6,441)	(2,422)	(4,982)
Purchases of investment securities	(106)	(6,836)	(6,730)	(225)
Proceeds from sale and redemption of investment securities	5,801	430	(5,371)	14,859
Purchase shares of newly consolidated subsidiaries, net of cash acquired	(108)	-	108	(134)
Proceeds from sale of shares of former consolidated subsidiaries, net of cash acquired	-	(220)	(220)	-
Other, net	(3,810)	(1,640)	2,170	(26,608)
Net cash provided by (used in) investing activities	**(114,682)**	**164,064**	**278,747**	**(228,619)**
FINANCING ACTIVITIES:				
Net increase in short-term bank loans	7,597	2,367	(5,230)	6,190
Proceeds from issuance of long-term borrowings	897	330	(567)	1,349
Repayment of long-term borrowings	(47,567)	(13,613)	33,953	(59,665)
Repayment of bonds	(500)	(122,000)	(121,500)	(500)
Dividends paid	(22,000)	(19,542)	2,458	(22,000)
Dividends paid to minority shareholders	(1,970)	(1,482)	487	(1,788)
Purchase of treasury stock	(34,579)	(21,470)	13,108	(34,579)
Other, net	298	(160)	(458)	1,658
Net cash used in financing activities	**(97,823)**	**(175,571)**	**(77,747)**	**(109,334)**

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(2,754)	3,071	5,826	(4,390)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	19,341	150,101	130,760	(7,843)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	602,644	601,661	(983)	602,644
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARIES, BEGINNING OF PERIOD	6,860	-	(6,860)	6,860
CASH AND CASH EQUIVALENTS, END OF PERIOD	JPY628,846	JPY751,762	JPY122,916	JPY601,661

SEGMENT INFORMATION

OPERATIONS BY INDUSTRY SEGMENT

(For the nine months ended December 31, 2003) *Millions of yen*

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales							
(1) Sales to customers	3,254,143	41,398	189,459	69,191	3,554,192	-	3,554,192
(2) Intersegment sales	4,698	-	255	26,346	31,301	(31,301)	-
Total	3,258,842	41,398	189,714	95,538	3,585,494	(31,301)	3,554,192
Operating expenses	3,058,057	49,911	191,204	85,588	3,384,761	(31,761)	3,352,999
Operating income (loss)	200,784	(8,513)	(1,489)	9,950	200,732	460	201,193

(For the nine months ended December 31, 2004) *Millions of yen*

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales							
(1) Sales to customers	3,302,954	47,453	202,560	43,432	3,596,400	-	3,596,400
(2) Intersegment sales	3,735	-	172	21,786	25,694	(25,694)	-
Total	3,306,689	47,453	202,732	65,218	3,622,094	(25,694)	3,596,400
Operating expenses	3,091,240	42,896	200,477	56,907	3,391,521	(25,506)	3,366,014
Operating income	215,449	4,556	2,255	8,311	230,573	(187)	230,385

(For the year ended March 31, 2004) *Millions of yen*

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
Sales							
(1) Sales to customers	4,236,920	51,242	250,138	86,850	4,625,151	-	4,625,151
(2) Intersegment sales	6,285	-	338	37,281	43,905	(43,905)	-
Total	4,243,206	51,242	250,476	124,132	4,669,057	(43,905)	4,625,151
Operating expenses	4,004,797	64,081	255,327	112,155	4,436,362	(45,244)	4,391,117
Operating income (loss)	238,408	(12,839)	(4,850)	11,976	232,695	1,338	234,034

NOTE: 1. Operations by industry segment are categorized based on types of products and characteristics.

2. Main products under each category are as follows;

1) Tobacco	Tobacco products
2) Pharmaceuticals	Prescription drugs
3) Foods	Beverages and processed foods
4) Others	Rent of real estate, leasing, engineering and others

3.The following table shows depreciation and amortization and goodwill amortization amounts by industry segment which are included in operating expenses for the nine months ended December 31, 2003 and 2004 and for the year ended March 31, 2004.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses)

Millions of yen

	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination	Consolidated
For the nine months ended December 31, 2003	77,904	2,840	4,491	14,036	99,273	(499)	98,774
For the nine months ended December 31, 2004	75,207	2,714	3,782	12,321	94,025	(306)	93,719
For the year ended March 31, 2004	104,754	3,827	6,251	19,009	133,843	(615)	133,227

Goodwill amortization *Millions of yen*

	Tobacco	Pharmaceuticals	Foods	Others	Consolidated
For the nine months ended December 31, 2003	-	3,425	1,427	(120)	4,732
For the nine months ended December 31, 2004	(21)	-	623	70	672
For the year ended March 31, 2004	-	4,586	1,899	(312)	6,173

Supplemental Materials
for Brief Statements

Overview of Consolidated Financial Results for the Nine-Month Period that Ended December 31, 2004

February 17, 2004

Japan Tobacco Inc.

Q3 FY 3/2005(Apr.-Dec.) results


MEET
YOUR
DELIGHT

Japan Tobacco Inc.

Important reminder for handling the presentation materials

Forward-looking and cautionary statement

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projection of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes, including without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisition and business diversification
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

Consolidated Results for the Q3 FY 3/2005(Apr.-Dec.) Compared with Results for Q3 FY 3/2004(Apr.-Dec.)

	3Q of FY 3/2004 (Apr.-Dec.)	3Q of FY 3/2005 (Apr.-Dec.)	Change
Net Sales including tobacco excise taxes	3,554.1	3,596.4	42.2
Net Sales excluding tobacco excise taxes	1,556.5	1,548.0	-8.5
EBITDA	304.7	324.7	20.0
Operating income	201.1	230.3	29.1
Recurring profit	187.1	227.4	40.2
Net income/loss For 3Q (Apr.-Dec.)	-5.9	131.4	137.3

(Billions of Yen)

✧ ***Operating income & EBITDA***

- Domestic tobacco: Aggressive launch of new products, pricing strategies and cost cutting
- International tobacco: Increase in profits driven by growth of GFB
- Pharmaceuticals: one time revenue due to licensing-out of a chemical compound
- Foods: Turning into the black of operating income due to business expansion, cost savings and efficiency enhancement

✧ ***Recurring profit***

- Improvement of financial income (net) etc.

✧ ***Net income/loss for 3Q (Apr.-Dec.)***

- Increase in extraordinary charges as business restructuring expenses
- "Cumulative effect of change in accounting for mutual assistance association cost "for the previous fiscal year and an increase in Gains on sale of property, plant and equipment including sale of real estates to REIT

Business Structure Streamlining – Voluntary Retirement Program for Employees

◆ Results of Voluntary Retirement Program

Applications: 5,796 employees (including 502 employees in divested businesses)

Date of retirement: March 31,2005 in principle (varying from establishment to establishment, and finally March 31, 2006)

◆ Financial impacts

FY 3/2005	Extraordinary charges will be approximately ¥206.0 billion
After FY 3/2007	Expected cost reduction: approximately ¥55.0 billion a year

Business Structure Streamlining – Voluntary Domestic Leaf Tobacco Crop Termination

◆Financial impacts

FY 3/2005	Extraordinary loss will be about ¥4.0 billion.
After FY 3/2006	Purchase will decrease by approximately ¥10.0 billion every year.

At present, the effect of improvement of the leaf tobacco reappraisal profit (loss) is expected around ¥6.0 billion for FY 3/2006.

Repurchase of JT Shares

Amount: Up to ¥40.0 billion
Number of shares: Up to 45,000 shares
Period: From November 1, 2004 to March 24, 2005

Number of JT shares repurchased till January 31, 2005
Amount : approximately ¥28.3 billion
Number of shares: 27,976 shares

Forecast of consolidated results for FY 3/2005 vs. previous forecast at the interim result briefing (Oct. 2004)

	FY 3/2005 Forecast at Interium	FY 3/2005 Current forecast	Change
Net Sales	4,670.0	4,660.0	-10.0
EBITDA	388.0	395.0	7.0
Operating income	260.0	268.0	8.0
Recurring profit	253.0	263.0	10.0
Net income	79.0	56.0	-23.0
FCF	235.0	270.0	35.0

(Billions of Yen)

□Major assumptions

- Domestic tobacco: sales volume: 213.0 billion cigarettes -> unchanged
- International tobacco:
  - ※ Total sales Volume:212.0 billion cigarettes -> 212.4 billion cigarettes
  - GFB sales Volume: 130.0 billion cigarettes -> 131.4 billion cigarettes
  - Sales including taxes: $7,290mil -> $7,287mil
  - EBITDA: YoY increase by about 30% -> 31.7%
  - Yen/$ rate:109.00 yen -> 108.23 yen
- Business restructuring costs: About ¥165.0 billion ⇒ about ¥230.0 billion
- Payments to retiring leaf tobacco farmers: None -> about ¥4.0 billion

* Results of the International tobacco business for Jan. – Dec. '04 are included in consolidated results for FY 03/2005.

✧ ***Operating income, EBITDA, recurring profit: Revised upwardExpected to mark a historical high for 3 terms in a row***

- Mainly due to increased cost reductions in the domestic tobacco business

✧ ***Net income: Revised downward***

- An increase in extraordinary charges as business restructuring costs

We have been steadily carrying out measures necessary for achievement of JT plan-V.

Almost established the foundation that should enable us to focus on growth from the next fiscal year and onward.

[Reference]
Analysis on increase/decrease factors in Q3 FY 3/2005 (Apr.-Dec.) results


MEET
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DELIGHT

Consolidated Results for the Q3 FY 3/2005(Apr.-Dec.) Compared with Results for Q3 FY 3/2004(Apr.-Dec.)

	3Q of FY 3/2004 (Apr.-Dec.)	3Q of FY 3/2005 (Apr.-Dec.)	Change
Net Sales including tobacco excise taxes	3,554.1	3,596.4	42.2
Net Sales excluding tobacco excise taxes	1,556.5	1,548.0	-8.5
EBITDA	304.7	324.7	20.0
Operating income	201.1	230.3	29.1
Recurring profit	187.1	227.4	40.2
Net income/loss For 3Q (Apr.-Dec.)	-5.9	131.4	137.3

(Billions of Yen)

✧ ***Operating income & EBITDA***

- Domestic tobacco: Aggressive launch of new products, pricing strategies and cost cutting
- International tobacco: Increase in profits driven by growth of GFB
- Pharmaceuticals: one time revenue due to licensing-out of a chemical compound
- Foods: Turning into the black of operating income due to business expansion, cost savings and efficiency enhancement

✧ ***Recurring profit***

- Improvement of financial income (net) etc.

✧ ***Net income/loss for 3Q (Apr.-Dec.)***

- Increase in extraordinary charges as business restructuring expenses
- "Cumulative effect of change in accounting for mutual assistance association cost "for the previous fiscal year and an increase in Gains on sale of property, plant and equipment including sale of real estates to REIT


Q3 FY 3/2005 (Apr.-Dec.) results
◆ Tobacco Business - Net sales including tobacco excise tax
Q3 FY 3/2004
3,254.1
Domestic JT product sales (volume effect)
-39.8
Domestic JT product sales (unit price effect)
+59.0
Domestic import tobacco sales (TS Network handling)
+4.8
International tobacco business sales
+31.7
Others
-5.3
Q3 FY 3/2005
3,302.9
3,200
3,220
3,240
3,260
3,280
3,300
3,320
3,340
(Billions of Yen)
11


Q3 FY 3/2005 (Apr.-Dec.) results
◆ Tobacco Business - Net sales excluding tobacco excise tax
Q3 FY 3/2004
1,256.5
Domestic JT product sales (volume effect)
-13.6
Domestic JT product sales (unit price effect)
+6.7
Domestic import tobacco sales (TS Network handling)
-3.9
International tobacco business sales
+14.0
Others
-4.6
Q3 FY 3/2005
1,254.5
1,200
1,250
(Billions of Yen)
12


Q3 FY 3/2005 (Apr.-Dec.) results
◆ Tobacco Business: EBITDA and operating income
350
300
250
200
150
100
50
278.6
200.7
290.6
215.4
Q3 FY 3/2004
Q3 FY 3/2005
Billions of Yen)
EBITDA
Operating income
【Major factors for increases】
(1)Domestic tobacco business
·Increase in unit prices due to launch of new premium products and others + JPY6.7 billion
·Cost reduction + 18.0 billion
·Decrease in Legal welfare expense etc. +2.9billion
(2)International tobacco business
·Increase in EBITDA JPY 14.4 billion
【Major factors for decreases】
(1)Domestic tobacco business
·Decline in sales volume
169.1 billion cigarettes →165.5 billion cigarettes
(△ 3.5 billion cigarettes)
· leaf tobacco reappraisal profit/loss
△ JPY 11.1 billion
·Others such as increase in Sales Promotion Cost and R&D cost △ JPY 7.5 billion
◆ Depreciation and amortization (note) JPY 77.9 billion→ JPY 75.1 billion (△ JPY2.7 billion)
(note) Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long term prepaid expenses + amortization of goodwill
13
BEST YOUR DELIGHT JT


Q3 FY 3/2005 (Apr.-Dec.) results
◆ Pharmaceuticals Business -net sales
Q3 FY 3/2004
41.3
Torii Pharmaceutical Co. (Non-Consolidated)
-0.6
Royalty revenues from Viracept
+6.6
Q3 FY 3/2005
47.4
40
42
44
46
48
Billions of Yen)
14
BEST YOUR DELIGHT JT



Q3 FY 3/2005 (Apr.-Dec.) results
◆ Pharmaceuticals Business: EBITDA and Operating income
7.2
4.5
△ 2.2
△ 8.5
Q3 FY 3/2004
Q3 FY 3/2005
Billions of Yen
EBITDA
Opearting Income
[Major factors for increases]
・one time revenue from license out of JTT-705 to Roche
・Reduction in R&D expenses (parent)
JPY 18.3 billion→JPY 15.2 billion (+ JPY 3.1 billion*)
*Mainly due to review in overseas alliances and timing of booking expenses
・Decrease in amortization of goodwill related to purchase of Torii Pharmaceutical shares
JPY 3.4 billion → JPY 0 billion (+JPY 3.4 billion)
[Major factors for decreases]
・Decrease in operating income in Torii Pharmaceutical
JPY 7.9 billion→ JPY 7.4 billion(△ JPY 0.5 billion)
・Decline in Royalty revenues from Viracept
USD 58MM→USD 45MM (△USD 12MM)
◆ Depreciation and amortization (note) JPY 6.2 billion→ JPY 2.7 billion (△ JPY 3.5 billion)
note) Depreciation and amortization = depreciation of tangible fixed assets +amortization of intangible fixed assets+amortization of long term prepaid expenses+amortization of goodwill
15



Q3 FY 3/2005 (Apr.-Dec.) results
◆ Foods Business - net sales
Q3 FY 3/2004
189.4
Frozen foods
+1.6
Seasonings/Seasoned processed foods
△0.9
Bakery items
+0.2
Chilled foods
+11.5
Beverage (vending machine sales route)
+5.8
Beverage (sales-at-retailers sales route)
△5.8
Q3 FY 3/2005
202.5
185
190
195
200
205
210
Billions of Yen
16

Q3 FY 3/2005 (Apr.-Dec.) results

◆ **Foods Business:** EBITDA and Operating income

	EBITDA	Operating Income
Q3 FY3/2004	4.4	Δ 1.4
Q3FY 3/2005	6.6	2.2

Billions of Yen

【Major factors for increases】
- Increase in marginal profit by inclusion in consolidated account of more processed foods subsidiaries and sales increases in frozen foods
- Increase in marginal profit due to expansion in vending machine sales routes for beverages
- Cost savings and efficiency enhancement
- Decline in amortization of consolidated goodwill

【Major factors for decreases】
- Decline in marginal profit due to sales decline in beverage sales-at-retailers sales route

◆ **Depreciation and amortization** (note) **JPY 5.9 billion→ JPY 4.4 billion (Δ JPY 1.5 billion)**

note) Depreciation and amortization = depreciation of tangible fixed assets +amortization of intangible fixed assets+amortization of long term prepaid expenses+amortization of goodwill



Q3 FY 3/2005 (Apr.-Dec.) results
◆Recurring profit
Q1 FY3/2004
187.1
Increase in operating income
+29.1
Non-operating income
+11.0
Q1 FY 3/2005
227.4
150
190
230
Foreign exchange loss →Foreign exchange gain,
Decrease in Financial support for domestic leaf tobacco Growers
Increase in Gain on disposition of marketing rights
Improve in interest income and expense etc.
Billions of Yen
◆Net income/Loss For 3Q (Apr.-Dec.)
Q3 FY 3/2004
Δ5.9
Increase in recurring profit
+40.2
Extraordinary prfit/loss and corporate tax
+97.0
Q3 FY 3/2005
131.4
Increase in Gain on sale of property, plant and equipment (+43.7bil)
Absence of one-time charge for annuity-basis obligations for old pension plan (+185.0bil)
Decrease in Loss on discontinued businesses +5.4bil,
Decrease in Loss on sale of property, plant and equipment +1.8bil),
Decrease in Loss on disposal of property, plant and equipment +0.6bil),
Increase in Business restructuring costs Δ61.6bil)
Increase in Income Tax etc.
18

Current Forecast for the FY Ending March 2005 compared with the previous FY

	FY 3/2004 actual	FY 3/2005 Current forecast	Change
Net Sales	4,625.1	4,660.0	34.9
EBITDA	373.4	395.0	21.6
Operating Income	234.0	268.0	34.0
Recurring profit	213.5	263.0	49.5
Net income	-7.6	56.0	63.6
FCF	269.1	270.0	0.9

(Billions of Yen)

□Major assumptions

➢ Domestic tobacco: sales volume:
218.3 billion cigarettes -> 213 billion cigarettes

➢ International tobacco:
Total sales volume: 198.8 billion cigarettes -> 212.4 billion cigarettes
GFB sales volume: 117.5 billion cigarettes -> 131.4 billion cigarettes
Sales including taxes: $6,358 mil. -> $7,287 mil.
EBITDA: $566mil -> $745 mil.
Yen/$ rate: 116.00 yen -> 108.23 yen

➢ **Business restructuring costs**: 40.8 billion yen -> approx. 230 billion yen

➢ **Payments to retiring leaf tobacco farmers**: none -> approx. 4 billion yen.

* Results of the international tobacco business for Jan.– Dec.'04 will be included in consolidated results for FY 03/'2005.

➢ **Operating income, EBITDA : Expected to mark a record high for 3 terms in a row.**
- ·Domestic tobacco; Aggressive launch of new premium products, Pricing strategy, Cost cutting
- ·International tobacco; Profit growth driven by GFBs
- ·Pharmaceuticals; One-time revenue from license out of a chemical compound
- ·Foods; Increased marginal profit due to growth in business, cost savings and efficiency enhancement

➢ **Recurring Profit : Expected to mark a record high for 3 terms in a row.**
- ·Improved financial income (net) , etc.

➢ **Net income**
- ·Increase in extraordinary charges as business restructuring cost
- ·Absence of one-time charge for annuity-basis obligations for old pension plan, Increase in profits on the sale of fixed assets including the sale of real estate to REIT


Current Forecast for the FY Ending March 2005 compared with the previous FY
✓ Tobacco Business – Net Sales before tax
4,300
4,250
4,200
4,150
4,100
4,050
4,000
(Billions of Yen)
4,236.9
4,282.0
FY 2004/3
FY 2005/3
Current forecast
Main Factors for Increase
(1) Domestic Tobacco Business
- Tobacco excise tax hike in Jul-2003
- Increase in unit prices due to launch of new premium products and others.
(2) International Tobacco Business
- Net Sales before tax US$ 6,358mil -> US$ 7,287mil (+US$ 929mil)
Main Factors for Decline
(1) Domestic Tobacco Business
-Sales volume 218.3 bil cigarettes -> 213.0bil (-5.3bil)
(2) International Tobacco Business
-Forex Rate (JPY/US$) 116.00 -> 108.23
-Sales decline in China division and domestic duty free
20


Current Forecast for the FY Ending March 2005 compared with the previous FY
✓ Tobacco Business: EBITDA and Operating Income
400
350
300
250
200
150
100
50
-
343.1
238.4
360.0
258.0
FY 2004/3
FY 2005/3
Current forecast
(Billions of Yen)
EBITDA
Operating Income
Main Factors for Increase
(1) Domestic Tobacco Business
- Increase in unit prices due to launch of new premium products and others.
- Cost cutting
- Accounting change of allowance for bonuses (approx. +JPY 10.0bil)
(2) International Tobacco Business
- EBITDA US$566mil -> US$745mil
Main Factors for Decline
(1) Domestic Tobacco Business
- Sales volume 218.3bil cigarettes -> 213.0bil (-5.3bil)
- Increased losses from leaf tobacco reappraisal (-approx.JPY 16.0bil)
- Other expenses: Marketing, R&D, Vending machine related expense for new type bills
(2) International Tobacco Business
- Forex Rate (JPY/US$) 116.00 -> 108.23
21


Current Forecast for the FY Ending March 2005 compared with the previous FY
✓ Pharmaceutical Business - Net Sales
60
50
40
30
20
10
-
51.2
56.0
FY 2004/3
FY 2005/3
Current forecast
(Billions of Yen)
Main Factors for Increase
- One-time revenue from license out
Main Factors for Decline
- Decline in royalty income from Viracept
- Decline in net sales of Torii Pharmaceutical Co. Ltd. (-JPY 1.8bil)
22


Current Forecast for the FY Ending March 2005 compared with the previous FY
✓ Pharmaceutical Business: EBITDA and Operating Income
6
4
2
0
-2
-4
-6
-8
-10
-12
-14
3.5
- 0.5
- 4.4
- 12.8
FY 2004/3
FY 2005/3
Current forecast
(Billions of Yen)
EBITDA
Operating Income
Main Factors for Increase
-One-time revenue from license out
-Reduction in R&D expenses
- Decrease in amortization of goodwill related to purchase of Torii Pharmaceutical shares (-JPY 4.5bil) -> factor for operating income
Main Factors for Decline
- Decline in royalty income from Viracept
-Decline in operating income of Torii Pharmaceutical Co. Ltd. (-JPY 1.8bil)
23


Current Forecast for the FY Ending March 2005 compared with the previous FY
✓ Foods Business - Net Sales
280.0
270.0
260.0
250.0
240.0
230.0
220.0
210.0
200.0
267.0
250.1
(Billions of Yen)
FY 2004/3
FY 2005/3
Current forecast
Main Factors for Increase
- Increase in chilled processed food sales (including impact of expanded consolidation base)
- Increase in frozen processed food sales
- Increased vending machine beverage sales
Main Factors for Decline
- Decreased sales in unprofitable beverage sales channels, etc.
24


Current Forecast for the FY Ending March 2005 compared with the previous FY
✓ Foods Business: EBITDA and Operating Income
10
8
6
4
2
0
-2
-4
-6
3.3
-4.8
7.5
1.5
FY 2004/3
FY 2005/3
Current forecast
EBITDA
Operating Income
(Billions of Yen)
Main Factors for Increase
- Increased marginal profit due to growth in business
- Cost savings and efficiency enhancement across the business
Main Factors for Decline
- Increased fixed costs from growth in business
25


Current Forecast for the FY Ending March 2005 compared with the previous FY
✓Recurring Profit
FY 2004/3
213.5
Increased Operating Income
+34.0
Non-operating income/losses
Improved financial profit/loss, reduced tobacco disaster assistance, reduced F/X losses, etc.
+15.5
FY 2005/3
263.0
120
160
200
240
280
(Billions of Yen)
✓Net Income
FY 2004/3
-7.6
Increased Reccuring Profit
+49.5
Extraordinary profit/losses, Corporate tax, etc.
+14.1
FY 2005/3
56.0
-20
0
20
40
60
80
(Billions of Yen)
Reasons for Increase: Absence of one-time charge for annuity-basis obligations for old pension plan (+JPY185bil), increase in profit from fixed asset sales (including property sales to J-Reit)
Reasons for decrease: increase in business restructuring costs (approx.- JPY189.0bil), absence of gain on partial termination of the defined benefit plans(-JPY 9.8bil), Payments to retiring leaf tobacco farmers (-JPY 4.0 bil), etc.
26

1. Breakdown of net sales (unit: JPY billion)

	9 months ended Dec 2003	9 months ended Dec 2004	Change
Consolidated net sales before tax	3,554.1	3,596.4	42.2
Tobacco	3,254.1	3,302.9	48.8
Domestic	2,693.1	2,710.1	17.0
International	561.0	592.7	31.7
Consolidated net sales after tax	1,556.5	1,548.0	-8.5
Tobacco	1,256.5	1,254.5	-1.9
Domestic	950.7	934.7	-16.0
International	305.7	319.8	14.0
Pharmaceuticals	41.3	47.4	6.0
Foods	189.4	202.5	13.1
Beverages	136.0	135.9	0.0
Processed foods	53.3	66.5	13.1
Other	69.1	43.4	-25.7

2. Leaf tobacco reappraisal profit / loss* (unit: JPY billion)

	9 months ended Dec 2003	9 months ended Dec 2004	Change
Leaf tobacco reappraisal profit / loss	-4.3	6.8	11.1

* Profit when denoted negative

3. Breakdown of SG&A expenses (unit: JPY billion)

	9 months ended Dec 2003	9 months ended Dec 2004	Change
SG&A	521.1	505.2	-14.9
Personnel *1	153.0	139.6	-13.4
Advertising and general publicity	23.8	20.2	-3.5
Sales promotion	105.2	102.6	-2.5
R&D	31.4	30.5	-0.8
Depreciation	41.6	40.2	-1.4
Others *2	165.9	172.8	6.8

*1 Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses

*2 Others include Marlboro license related expenses which accounted for approximately JPY 36.0 billion for 9 months ended Dec 30, 2004 and approximately JPY 35.0 billion for 9 months ended Dec 30, 2003, respectively.

4. EBITDA by business segment*1 (unit: JPY billion)

	9 months ended Dec 2003	9 months ended Dec 2004	Change
Consolidated EBITDA	304.7	324.7	20.0
Operating income	201.1	230.3	29.1
Depreciation and amortization *2	103.5	94.3	-9.1
Portion of Goodwill amortization	4.7	0.6	-4.0
Tobacco EBITDA	278.6	290.6	11.9
Operating income	200.7	215.4	14.6
Depreciation and amortization *2	77.9	75.1	-2.7
Portion of Goodwill amortization	-	0.0	0.0
Pharmaceuticals EBITDA	-2.2	7.2	9.5
Operating income	-8.5	4.5	13.0
Depreciation and amortization *2	6.2	2.7	-3.5
Portion of Goodwill amortization	3.4	-	-3.4
Foods EBITDA	4.4	6.6	2.2
Operating income	-1.4	2.2	3.7
Depreciation and amortization *2	5.9	4.4	-1.5
Portion of Goodwill amortization	1.4	0.6	-0.8
Other Business EBITDA	23.8	20.7	-3.1
Operating income	9.9	8.3	-1.6
Depreciation and amortization *2	13.9	12.3	-1.5
Portion of Goodwill amortization	-0.1	0.0	0.1

*1 EBITDA=operating income + depreciation and amortization*2

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

5. Amortization relating to major acquisitions (unit: JPY billion)

	9 months ended Dec 2003	9 months ended Dec 2004	Years to amortize	Finish date
JT International	24.9	25.0	-	-
Trademark rights (owned by JT)	21.9	22.0	10	Apr-09
Patents (owned by JT)	2.9	2.9	8	Apr-07
Goodwill*	-	-	-	-
Torii Pharmaceuticals	3.4	-	5	Mar-04
Goodwill	3.4	-	5	Mar-04
former Asahi Chemical Food Group	1.1	0.0	-	-
Trademark rights	0.04	0.04	10	Jun-09
Patents	0.03	0.03	8	Jun-07
Goodwill	1.0	-	5	Mar-04
Japan Beverage	1.4	0.6	5	Mar-07
Goodwill	1.4	0.6	5	Mar-07

* Effective from the fiscal year ended March 31, 2002, amortization of goodwill of JT International ceased due to the adoption of a new accounting pronnouncement by JT International. However, the goodwill is subject to being tested for impairment annually.

6. Capital expenditure (unit: JPY billion)

	9 months ended Dec 2003	9 months ended Dec 2004	Change
Capital expenditures	61.6	58.4	-3.1
Tobacco	37.7	43.9	6.1
Pharmaceuticals	1.7	1.1	-0.5
Foods	6.0	5.7	-0.3
Other businesses	15.5	8.4	-7.1

7. Ratio of shareholders' equity

	As of end of March 2003	As of end of Dec 2004	Change
Ratio of shareholders' equity	49.8%	53.5%	3.7%pt

8. Ratio of shareholders' equity (based on market value)*

	As of end of March 2003	As of end of Dec 2004	Change
Ratio of shareholders' equity (based on market value)	50.2%	77.3%	27.0%pt

* Shareholders' equity based on market value is price per share (as of March 31 and December 31) times number of shares outstanding (two million shares).

9. Cash and cash equivalents* (unit: JPY billion)

	As of end of March 2003	As of end of Dec 2004	Change
Cash and cash equivalents	798.4	803.3	4.8

* Cash and cash equivalents = cash and deposits + marketable securities + commercial paper received under repurchase agreements

10. Interest-bearing debt* (unit: JPY billion)

	As of end of March 2003	As of end of Dec 2004	Change
Interest-bearing debt	381.2	246.1	-135.0

* Interest-bearing debt = short-term bank loans + bonds + long-term debt

11. Interest coverage ratio* (unit: JPY billion)

	9 months ended Dec 2003	9 months ended Dec 2004	Change
Interest coverage ratio	38.1	39.3	1.2

* Interest coverage ratio = net cash provided by operating activities divided by financial expenses**

** Financial expenses = interest expense for loans and debt + interest expense for bonds + loss from redemption of marketable securities

12. Business data

<Domestic tobacco business>	9 months ended Dec 2003	9 months ended Dec 2004	Change
JT sales volume* (billion cigarettes)	169.1	165.5	-3.5
Industry volume (billion cigarettes)	232.0	226.9	-5.0
JT Market share	72.9%	72.9%	0.0%pt
JT net sales before tax per thousand cigarettes (JPY)	11,397	11,754	357
JT net sales after tax per thousand cigarettes (JPY)	3,899	3,940	41

* Sales volume of domestic duty-free and China division is excluded, which was 4.3 billion for 9 months ended Dec 30, 2004 and 4.4 billion for 9 months ended Dec 30, 2003, respectively.

<International tobacco business>	9 months ended Dec 2003	9 months ended Dec 2004	Change
Total sales volume (billion cigarettes)	149.0	157.4	8.4
GFB sales volume (billion cigarettes)	88.1	97.1	9.0
Net sales before tax (USD million)	4,734	5,429	695
Net sales after tax (USD million)	2,577	2,926	350
JPY/USD rate for consolidation	118.34	109.00	-9.34

<Pharmaceuticals business>	9 months ended Dec 2003	9 months ended Dec 2004	Change
Royalty revenue of Viracept (USD million)	58	45	-12
R&D expenses (parent company) (JPY billion)	18.3	15.2	-3.1

<Foods business - Beverage business>	As of end of Mar 2004	As of end of Dec 2004	Change
Number of beverage vending machines *	211,000	226,000	15,000
JT-owned	45,000	43,500	-1,500
Combined	50,500	54,000	3,500

* "Beverage vending machines" include vending machines (for cans, packs, etc) and cup units owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on JT brand beverages but also sell non-JT brand beverages.

1. Consolidated financial outlook for fiscal year ending March 31, 2005 compared to the forecast as of April 2004

(JPY billion)

	Previous forecast	Current forecast	Change
Net sales before tax	4,670.0	4,660.0	-10.0
EBITDA	388.0	395.0	7.0
Operating income	260.0	268.0	8.0
Recurring profit	253.0	263.0	10.0
Net income	79.0	56.0	-23.0
*Free Cash Flow	235.0	270.0	35.0

*Free Cash Flow is cash flow from operating activities plus cash flow from investing activities less the items below:
<From cash flow from operating activities>
- Interest received, dividend received and tax implication by deducting the items (assumption of corporate tax rate: 42%)
- Interest paid and the tax implication by deducing the item (assumption of corporate tax rate: 42%)

<From cash flow from investing activities>
- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the Cash flow statement but excluded from the adjutment above.

(JPY billion)

	Previous forecast	Current forecast	Change
Capital expenditures	95.0	90.0	-5.0
Tobacco	73.0	70.0	-3.0
Pharmaceuticals	2.5	2.0	-0.5
Foods	8.0	8.5	0.5
Other businesses	12.5	11.0	-1.5

<Reference>

Consolidated financial outlook by business segment (JPY billion)

	Previous forecast	Current forecast	Change
Net sales before tax	4,670.0	4,660.0	-10.0
Tobacco	4,288.0	4,282.0	-6.0
Pharmaceuticals	56.0	56.0	0.0
Foods	271.0	267.0	-4.0
EBITDA	388.0	395.0	7.0
Tobacco	353.0	360.0	7.0
Pharmaceuticals	3.5	3.5	0.0
Foods	7.0	7.5	0.5
Operating income	260.0	268.0	8.0
Tobacco	251.0	258.0	7.0
Pharmaceuticals	-0.5	-0.5	0.0
Foods	1.0	1.5	0.5

<Reference>

Financial outlook of parent company (JPY billion)

	Previous forecast	Current forecast	Change
Net sales before tax	2,680.0	2,680.0	0.0
Recurring profit	175.0	188.0	13.0
Net income	39.0	21.0	-18.0

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	Previous forecast	Current forecast	Change
Sales volume	213.0	213.0	0.0

Excludes sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, USD million)

	Previous forecast	Actual Results	Change
Tobal sales volume	212.0	212.4	0.4
GFB sales volume	130.0	131.4	1.4
Net sales	7,290	7,287	-3

Excludes the international tobacco business in China, Hong Kong and Macau which were transferred from JT International S.A. to JT.

(3) JPY/USD rate for consolidation (JPY)

	Previous forecast	Actual Result
1USD	109.00	108.23

2. Consolidated financial outlook for fiscal year ending March 31, 2005 compared to the reults of previous fiscal year

(JPY billion)

	FY 2004/03	Current forecast	Change
Net sales before tax	4,625.1	4,660.0	34.9
EBITDA	373.4	395.0	21.6
Operating income	234.0	268.0	34.0
Recurring profit	213.5	263.0	49.5
Net income	-7.6	56.0	63.6
Free Cash Flow	269.1	270.0	0.9

*Free Cash Flow is cash flow from operating activities plus cash flow from investing activities less the items below:
<From cash flow from operating activities>
- Interest received, dividend received and tax implication by deducting the items (assumption of corporate tax rate: 42%)
- Interest paid and the tax implication by deducing the item (assumption of corporate tax rate: 42%)

<From cash flow from investing activities>
- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the Cash flow statement but excluded from the adjutment above.

(JPY billion)

	FY 2004/03	Current forecast	Change
Capital expenditures	90.8	90.0	-0.8
Tobacco	60.5	70.0	9.5
Pharmaceuticals	2.6	2.0	-0.6
Foods	9.1	8.5	-0.6
Other businesses	18.0	11.0	-7.0

<Reference>

Consolidated financial outlook by business segment (JPY billion)

	FY 2004/03	Current forecast	Change
Net sales before tax	4,625.1	4,660.0	34.9
Tobacco	4,236.9	4,282.0	45.1
Pharmaceuticals	51.2	56.0	4.8
Foods	250.1	267.0	16.9
EBITDA	373.4	395.0	21.6
Tobacco	343.1	360.0	16.9
Pharmaceuticals	-4.4	3.5	7.9
Foods	3.3	7.5	4.2
Operating income	234.0	268.0	34.0
Tobacco	238.4	258.0	19.6
Pharmaceuticals	-12.8	-0.5	12.3
Foods	-4.8	1.5	6.3

<Reference>

Financial outlook of parent company (JPY billion)

	FY 2004/03	Current forecast	Change
Net sales before tax	2,694.3	2,680.0	-14.3
Recurring profit	154.3	188.0	33.7
Net income	-29.5	21.0	50.5

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	FY 2004/03	Current forecast	Change
Sales volume	218.3	213.0	-5.3

Excludes sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, USD million)

	2004	Current forecast	Change
Tobal sales volume	198.8	212.4	13.6
GFB sales volume	117.5	131.4	13.9
Net sales	6,358	7,287	929

Excludes the international tobacco business in China, Hong Kong and Macau which were transferred from JT International S.A. to JT.

(3) JPY/USD rate for consolidation (JPY)

	FY 2004/03	Current forecast
1USD	116.00	108.23

(4) Others

* The estimated business restructuring expenses (consolidated basis) is JPY 230.0 billion, an increase of JPY 65.0 compared to the initial forecast.
* Payments to retiring leaf tobacco farmers is JPY 4.0 billion, that was not included in the previous forecast.

Japan Tobacco Inc. Clinical development (as of February 17, 2005)

Code	Stage	Indication	Mechanism	Characteristics	Development	Rights
JTE-607 (inj)	Phase2(JPN) Phase1(Overseas)	SIRS (systemic inflammatory response syndrome)	Inflammatory Cytokines inhibitor	Inhibits the production of inflammatory cytokines	Developed by JT Developed by JT	
JTT-705 (oral)	Phase1(JPN)	Hyperlipidemia	CETP inhibitor	Decreases LDL and Increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Developed by JT	A license agreement was signed with Roche (Switzerland) for development and commercialization of this compound worldwide except Japan and Korea. (October 2004)
JTK-003 (oral)	Phase2(JPN) Phase2(Overseas)	Hepatitis C	HCV RNA-polymerase inhibitor	Treatment of Hepatitis C by inhibiting HCV RNA- polymerase which relates to viral proliferation	Developed by JT Developed by JT	
JTT-130 (oral)	Phase1(JPN) Phase1(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	Developed by JT Developed by JT	
JTK-303 (oral)	Phase1(JPN)	Anti-HIV	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	Developed by JT	
Emtricitabine (oral)	NDA filed (JPN)	Anti-HIV	Reverse transcriptase inhibitor	Nucleoside reverse transcriptase inhibitor which works by blocking reverse transcriptase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	Licensed from Gilead Sciences	A license agreement was signed with Gilead Sciences (US) for commercialization of this drug in Japan (July 2003).
Co-formulation of Tenofovir Disoproxil Fumarate and Emtricitabine (oral)	NDA filed (JPN)	Anti-HIV	Reverse transcriptase inhibitor	Reverse transcriptase inhibitor which works by blocking reverse transcriptase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus) Tenofovir Disoproxil Fumarate:Nucleotide reverse transcriptase inhibitor Emtricitabine:Nucleoside reverse transcriptase inhibitor	Licensed from Gilead Sciences	A license agreement was signed with Gilead Sciences (US) for commercialization of this drug in Japan (July 2003).

Changes from the previous announcement on October 29, 2004:
Both Emtricitabine and the co-formulation of Tenofovir Disoproxil and Emtricitabine, which were being prepared for the NDA submission, have since been filed in Ja

MEET YOUR DELIGHT JT



Japan Tobacco Inc./JT International

Investor Communications Briefing

February 18, 2005

Tokyo, Japan

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. **health concerns relating to the use of tobacco products;**
2. **legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;**
3. **litigation in Japan and elsewhere;**
4. **our ability to further diversify our business beyond the tobacco industry;**
5. **our ability to successfully expand internationally and make investments outside of Japan;**
6. **competition and changing consumer preferences;**
7. **the impact of any acquisitions or similar transactions;**
8. **local and global economic conditions, and**
9. **fluctuations in foreign exchange rates and the costs of raw materials.**



Martin Braddock

Senior Vice President
Finance, Information Technology and CFO

February 12, 2004 – Closing Remarks

At last year's briefing, we concluded our presentation by highlighting:

- *"JTI has to grow EBITDA by 18% per year in 2004 and 2005 to achieve 'Plan V' contribution target."*
- *"JTI is confident in maintaining current growth momentum throughout 2005."*

The 2004 results show that we

- *have strong momentum*
- *are ahead of our target*

The 2005 forecast indicates that we

- *will continue current momentum*
- *are well positioned to achieve/exceed "JT Plan V" contribution target*

JT International 2004 Results

JTI

Full Year Results

(billion cigarettes)

	2003	2004	Change	
Sales Volume	198.8	212.4	13.6	6.8%
GFB Sales Volume	117.5	131.4	13.9	11.8%

(US$ million)

	2003	2004	Change	
Net Sales before tax	6,358	7,287	929	14.6%
Net Sales after tax	3,465	3,943	479	13.8%
EBITDA	566	745	179	31.7%

JT International Forecast for 2005

JTI

INCLUDING JTI products in Japan until 30 April 2005

(billion cigarettes)

	2004	2005	Change	
Sales Volume	212.4	222.0	9.6	4.5%
GFB Sales Volume	131.4	137.0	5.6	4.3%

(US$ million)

	2004	2005	Change	
Net Sales before tax	7,287	8,100	813	11.2%

JT International Forecast for 2005

EXCLUDING JTI products in Japan in 2004 & 2005

(billion cigarettes)

	2004	2005	Change	
Sales Volume	204.5	219.0	14.5	7.1%
GFB Sales Volume	124.3	134.0	9.7	7.8%

(US$ million)

	2004	2005	Change	
Net Sales before tax	7,285	8,100	815	11.2%

Continue to be in line with historical guidance by growing EBITDA in the range of 18%-20% in 2005





Pierre de Labouchere

President
and
Chief Executive Officer

Agenda

1. 2004 Results
2. Core Markets Performance Overview
3. Operating Improvements
4. Growth Momentum & EBITDA Margin
5. Looking Forward
6. Q&A

All figures contained in subsequent slides are compiled from JTI internal sources unless otherwise noted.

Mission



=

Driving Force for Profit Growth of the JT Group

2004 Results - Strategic Drivers

JTI continued to focus on its core strategies in 2004

- *Strengthen Global Flagship Brand (GFB) equity*
- *Leverage & deploy brand portfolio*
- *Concentrate on core markets*
- *Reduce infrastructure cost base*

These strategies and further improvements in execution have fueled our momentum, and delivered strong operating results.

2004 Results – Total Volume Performance

	Sales Volume (BNU) 2003	Sales Volume (BNU) 2004	% of Total 2004
Camel	34.8	35.1	17%
Winston	55.9	70.1	33%
Mild Seven	17.2	17.2	8%
Salem	9.7	8.9	4%
Total GFB	**117.5**	**131.4**	**62%**
Non-GFB	81.2	81.0	38%
Total Volume	**198.8**	**212.4**	**100%**

6.8% Total Volume Growth vs. 2003

- GFB growth momentum continues, up 11.8% vs. 2003
- GFB share of total volume improves to 62%, up 15 pp vs. 2000
- Non-GFB volume stabilized


2004 Results – GFB Volume Performance
GFB Growth 2004 vs. 2003
Total GFB
Winston
Camel
Mild Seven
Salem
12%
26%
1%
0%
-8%
(BNU)
GFB growth driver by Geography 2004 vs.2003
135
130
125
120
115
110
Europe
Asia
Americas
CIS etc
2003
2004
11.8% Total GFB Volume Growth vs. 2003
Winston showed strong growth of 26% driven by CIS & Europe (mainly Italy)
Camel grew 1% despite significant contraction of total W. Europe industry volumes
Notably total GFB in W. Europe grew 4.4%
Mild Seven volumes remain flat due to operating mode change in Korea
Salem decline not yet arrested with "new" brand mix
13


2004 Results - GFB SOM Development
CAMEL
10%
5%
0%
5.4%
7.1%
6.5%
4.1%
FRANCE
SPAIN
ITALY
MEXICO
2001 2002 2003 2004
Source: ACNielsen
14


2004 Results - GFB SOM Development
Winston
10%
5%
0%
2.0%
NA
6.2%
3.2%
7.6%
8.1%
ITALY
RUSSIA
UKRAINE
TURKEY
MALAYSIA
2001 2002 2003 2004
Source: ACNielsen (Russia 2001 data not available)
15


2004 Results - GFB SOM Development
MILD SEVEN
40%
30%
20%
10%
0%
29.7%
2.0%
3.7%
TAIWAN
MALAYSIA
KOREA
2001 2002 2003 2004
Source: ACNielsen
16


2004 Results - GFB SOM Development
SALEM
10%
5%
0%
2.1%
7.9%
JAPAN
MALAYSIA
2001 2002 2003 2004
Sources: Japan - TIOJ (Tobacco Institute of Japan)
Malaysia - ACNielsen
17


2004 Results – Net Sales after Tax Overview
JTI
2004 Net Sales Contribution & Growth by Region
W. Europe +13 %
Americas -2 %
Asia +10%
CIS, MEA & Others
+18%
Net Sales $ per m @ Actual FX Rates
15.0
17.4
18.6
2002
2003
2004
13.8% Total Net Sales Growth vs. 2003
Total net sales growth despite erosion in North America
3 Regions show solid contribution to net sales growth
Total Net Sales growth mainly driven by:
GFB volume gains
Pricing & Volume gains in W. Europe
Growing GFB% of total Sales Volume
Net Sales per m improvement, despite growing volume contribution from emerging markets
18


2004 Results – EBITDA Overview
JTI
(US$ million)
EBITDA Growth driver by element 2004 vs 2003
750
700
650
600
550
500
Volume
Price/Mix
Cost
FX
2003
2004
(US$ million)
EBITDA Growth driver by Geography 2004 vs 2003
750
700
650
600
550
500
Europe
Asia
Americas
CIS etc
FX
2003
2004
31.7% EBITDA Growth vs. 2003
Strong Top Line growth, due to volume, price & mix improvements, drives EBITDA
FX impact limited to 16% of overall EBITDA growth
Total JTI EBITDA growth contribution by regions:
45% - CIS, MEA & Others due to strong GFB growth
27% - Europe due to volume growth & pricing gains
16% - Asia due to GFB growth in Taiwan & Malaysia
Strong growth despite significant challenges in 2004
19


Core Markets Performance Overview
Canada
France
Spain
Italy
Ukraine
Turkey
Russia
Iran
Korea
Taiwan
Malaysia
JTI continues to focus on building its Core Markets
Sources: SOM Data noted in subsequent slides provided by ACNielsen, except for Iran & Canada
SOM Data for Iran and Canada compiled from JTI Internal sources
20


Core Markets Performance Overview – Italy, Spain and France
Italy, Spain & France
Key Performance Metrics Index (Yr.2001=100)
Italy, Spain & France = 11% of JTI Total Volume
180
160
140
120
100
2001
2002
2003
2004
GFB Volume
Net Sales
Net Sales per m
Italy – 2004 Highlights:
Total industry volume down 2% whilst JTI volumes up 55%
JTI Total SOM 8.8%, + 2.7 pp vs. 2003
Winston – strong volume growth due to programs & price positioning
Camel – continued strong volume growth of 16% vs. 2003
21



Core Markets Performance Overview – Italy, Spain and France



Italy, Spain & France
Key Performance Metrics Index (Yr.2001=100)



Italy, Spain & France = 11% of JTI Total Volume
180
160
140
120
100
2001
2002
2003
2004
GFB Volume
Net Sales
Net Sales per m

Spain – 2004 Highlights:

- Total industry volume stable
- JTI Total SOM 11.4%, + 0.4 pp vs. 2003
- Camel volume growth of 6%, fastest growing of top 15 brands in total market in 2004

Core Markets Performance Overview – Italy, Spain and France



Italy, Spain & France
Key Performance Metrics Index (Yr.2001=100)



Italy, Spain & France = 11% of JTI Total Volume
180
160
140
120
100
2001
2002
2003
2004
GFB Volume
Net Sales
Net Sales per m

France – 2004 Highlights:

- Total industry & JTI volumes down 21% after two consecutive tax driven price increases
- JTI Total SOM 9.3%, down 0.1 pp vs. 2003
- Camel gains 0.1 pp SOM despite extremely difficult industry wide trading conditions

Core Markets Performance Overview – Italy, Spain and France

Italy, Spain & France
EBITA Margin & EBITA Index (Yr.2001=100)



40%
30%
20%
10%
0%
250
200
150
100
24%
28%
33%
36%
2001
2002
2003
2004
EBITA Margin
EBITA

Italy, Spain & France - EBITA Margin and EBITA Development:

- EBITA growth despite difficult environment & down trading
- EBITA Margin shows strong improvement
- EBITA CAGR 2001-2004 = 34%

Core Markets Performance Overview – Russia & Ukraine



Russia & Ukraine
Key Performance Metrics Index (Yr. 2001=100)



500
400
300
200
100
0
Russia & Ukraine = 31% of JTI Total Volume
2001
2002
2003
2004
Volume
GFB Volume
Net Sales per m

Russia – 2004 Highlights:

- JTI Total SOM 15.7%, up 1.5 pp vs. 2003
- Winston #1 in total retail sales value in 2004
- Total GFB volume grew 47% vs. 2003 driven by Winston + 48%, Camel + 37%
- GFBs now 43% of total volume vs. just 10% in 2001, driving Net Sales $ per m gains

Core Markets Performance Overview – Russia & Ukraine

Russia & Ukraine
Key Performance Metrics Index (Yr. 2001=100)


Russia & Ukraine = 31% of JTI Total Volume
500
400
300
200
100
0
2001
2002
2003
2004
Volume
GFB Volume
Net Sales per m

Ukraine – 2004 Highlights:

- JTI Total SOM 11.9% up 1.9 pp vs. 2003
- Total GFB volume grew 56% vs. 2003 driven by Winston + 75%, Camel + 18%
- GFBs now 37% of total volume vs. just 14% in 2001, driving Net Sales $ per m gains

Core Markets Performance Overview – Russia & Ukraine

Russia & Ukraine
EBITA Margin & EBITA Index (Yr. 2001=100)


20%
15%
10%
5%
0%
500
400
300
200
100
7%
10%
11%
18%
2001
2002
2003
2004
EBITA Margin
EBITA

Russia & Ukraine - EBITA Margin and EBITA Development:

- EBITA & EBITA Margin show strong improvement due to strong top line growth
- EBITA CAGR 2001-2004 = 62%

Core Markets Performance Overview - Turkey & Iran



Turkey & Iran
Key Performance Metrics Index (Yr.2001=100)



Turkey & Iran = 11% of JTI Total Volume
250
200
150
100
2001
2002
2003
2004
Volume
GFB Volume
Net Sales per m

Turkey - 2004 Highlights:

- JTI Total SOM 11.1%, stable vs. 2003
- Winston volume + 15%
- Camel volume + 5%

Core Markets Performance Overview - Turkey & Iran

Turkey & Iran
Key Performance Metrics Index (Yr.2001=100)



Turkey & Iran = 11% of JTI Total Volume
250
200
150
100
2001
2002
2003
2004
Volume
GFB Volume
Net Sales per m

Iran - 2004 Highlights:

- JTI SOM estimated at 25% in 2004
- Winston volume + 12%
- Magna volume + 11%

Core Markets Performance Overview - Turkey & Iran



Turkey & Iran
EBITA Margin & EBITA Index (Yr.2001=100)
15%
10%
5%
0%
900
700
500
300
100
4%
11%
10%
11%
2001
2002
2003
2004
EBITA Margin
EBITA

Turkey & Iran - EBITA Margin and EBITA Development:

- EBITA growth due to improved GFB Mix
- EBITA Margin shows improvement
- EBITA CAGR 2001-2004 = 100%

Core Markets Performance Overview – Taiwan, Malaysia and Korea


Taiwan, Malaysia & Korea
Key Performance Metrics Index (Yr.2001=100)
Taiwan, Malaysia & Korea = 9% of JTI Total Volume
160
140
120
100
80
2001
2002
2003
2004
Volume
Mild Seven
Net Sales Per M

Taiwan – 2004 Highlights:

- Total SOM 35.3% up 2.5 pp vs. 2003
- Mild Seven volume + 8%
- JTI leading international player

Core Markets Performance Overview – Taiwan, Malaysia and Korea


Taiwan, Malaysia & Korea
Key Performance Metrics Index (Yr.2001=100)
Taiwan, Malaysia & Korea = 9% of JTI Total Volume
160
140
120
100
80
2001
2002
2003
2004
Volume
Mild Seven
Net Sales Per M

Malaysia – 2004 Highlights:

- Total SOM 19.1% up 1.4 pp vs. 2003
- Total GFB volume grew 5% vs. 2003, Mild Seven + 8%, Winston + 21% & Salem - 10%

Core Markets Performance Overview – Taiwan, Malaysia and Korea


Taiwan, Malaysia & Korea
Key Performance Metrics Index (Yr.2001=100)
Taiwan, Malaysia & Korea = 9% of JTI Total Volume
160
140
120
100
80
2001
2002
2003
2004
Volume
Mild Seven
Net Sales Per M

Korea – 2004 Highlights:

- Total SOM 4.0% down 0.9 pp vs. 2003
- Volume & SOM down due to change in operating mode

Core Markets Performance Overview – Taiwan, Malaysia and Korea


Taiwan, Malaysia & Korea
EBITA Margin & EBITA Index (Yr.2001=100)
40%
30%
20%
10%
0%
180
160
140
120
100
31%
34%
35%
34%
2001
2002
2003
2004
EBITA Margin
EBITA

Taiwan, Malaysia & Korea - EBITA Margin and EBITA Development:

- EBITA growth driven by Taiwan
- EBITA Margin remains consistently strong
- EBITA CAGR 2001-2004 = 17%


Core Markets Performance Overview - Canada

JTI


Canada Industry Cigarette Volumes (BNU)


50
40
30
20
10
0
35
23
12
2001
2002
2003
2004
Total Cigarettes
Premium
Value

Canada Industry:

- ❑ Value Segment grows to 34% in 2004 vs. only 6% in 2002
- ❑ Overall industry profitability eroding
- ❑ Continued de-normalization of industry

Core Markets Performance Overview - Canada

JTI

JTI Canada
EBITA Margin, Volume & EBITA Index (Yr.2001=100)


50%
40%
30%
20%
10%
0%
120
110
100
90
80
70
45%
41%
42%
42%
2001
2002
2003
2004
EBITA Margin
EBITA
Volume

JTI Canada:

- ❑ Total SOM 11.9%, down 0.2 pp vs. 2003
- ❑ Export A outperforms top premium brands development
- ❑ Stable Profit level despite Value Segment Growth
- ❑ JTI remains under protection from creditors including Quebec Ministry of Revenue
- ❑ JTI mounting vigorous defenses
- ❑ EBITA CAGR 2001-2004 = 1%

Continuous Operating Improvements

- SAP / ERP implementation on worldwide basis successfully completed in 2004
- Organization Capability Enhancements via best practice initiatives in Marketing, Purchasing and support functions
- Operational Efficiency Improvements via outsourcing of non-core activities and continued integration of domestic and international tobacco functions
- Product cost improvements via pursuit of efficiencies on leaf, materials & manufacturing

Continually reducing cost base



Cost Base Improvements
SG&A vs. Net Sales % and Product Cost Index (Yr.2000=100)
21%
20%
19%
18%
17%
16%
100
95
90
85
80
20.2%
20.1%
19.1%
18.6%
18.0%
2000
2001
2002
2003
2004
SG&A* vs. Net Sales
Product Cost

*SG&A (Selling, General & Admin Expenses) excludes marketing programs; FX/Brand Mix adjusted

JTI "An Organic Growth Momentum Story"

Consistently strong business momentum drives solid organic growth oriented results

	2000	2001	2002	2003	2004	% Change vs. 2003	CAGR 2000/04
Volume (BNU)	203	215	203	199	212	7%	1%
GFB Volume (BNU)	96	108	110	118	131	11%	8%
Net Sales after tax (US$ million)	2,933	3,001	3,059	3,465	3,943	14%	8%
EBITDA (US$ million)	359	419	480	566	745	32%	20%

EBITDA Margin

EBITDA Margin* shows continued improvement



12%
14%
16%
16%
19%
2000
2001
2002
2003
2004

**EBITDA Margin = EBITDA / Net Sales after tax*

- EBITDA Margin has improved by 7 pp over 4 years
- Margin must further expand in order to close gap with key competitors
- Scale, geographic spread and significance of emerging markets contribute to existing gap
- Given nature of infrastructure costs, top line growth will fall to the bottom line and improve EBITDA margin
- JTI will continue striving to close the gap of this profitability indicator

Looking Forward - Challenges / Opportunities

Tightening Regulatory Environment

- Scope & Scale of Regulation
- Restrictions on communication with consumers
- Increases in excise tax
- Implementation of smoking ban policies

Intensifying Competitive Environment

- Focus at point of sale
- Fluidity of price segments
- Significant value segment activity & down-trading

Continuing shift in purchase patterns

- Down-trading in established markets
- Up-trading in emerging markets

Looking Forward - Focus on Core Strategies

JTI

- *Strengthen GFB equity*
- *Leverage & deploy brand portfolio*
- *Concentrate on core markets*
- *Reduce infrastructure cost base*

With a growing emphasis on ...

- Meeting the highest standard of corporate responsibility
- Improving impact at point of sale
- Investing in our people

... To Maintain Momentum

2005 – Pursuit of Growth

JTI

Historical results and strong business momentum support our ability to exceed the 2005 "JT Plan V" EBITDA contribution target of US$ 792 million

Looking forward, JTI will strive to:

- Continue being in line with historical guidance by growing EBITDA in the range of 18%-20%
- Further solidify its position as the earnings growth driver of the JT Group
- Remain the fastest organically growing international tobacco company
- Close gap with competitors by continuing to grow EBITDA margin

Declaration for Timely Disclosure

February 21, 2005

Mr. Takuo Tsurushima
President & CEO
Tokyo Stock Exchange, Inc.

Japan Tobacco Inc. hereby declares that it commits to faithfully disclose its company information to investors in timely and appropriate manner with its efforts to enhance its corporate framework aiming for prompt, accurate and fair disclosure from investors' standpoint as described in Appendix attached hereto, under its full recognition that timely and appropriate disclosure of company information to investors attributes to fundamental element of securities market integrity.

Katsuhiko Honda
Representative Director, President & CEO
Japan Tobacco Inc.
2-1, Toranomon 2-chome, Minato-ku, Tokyo
Japan

Re: Our company structure for timely disclosure of the Company Information
(An appendix for declaration regarding timely disclosure)

February 21, 2005

Name of the Company : Japan Tobacco Inc.
(Code No. 2914 Tokyo Stock Exchange, first section)

Please see below for our company structure for timely disclosure of company information.

Note



Board of Directors
※Decision on important matter
Auditor
(Audit Board)
Attendance
Audit of the Performance
Advice
*2
Report of Disclosure Policy
Audit of the Performance
Accounting Autitors
Advice
Report/Proposal
President and Chief Executive Officer
Executive Committee
※Decision about Disclosure Policy
Attendance
Attendance
*3
Chief Communications Officer
(Chief Offiecer for management of external information disclosure)
Media & Investor Relations Division
•Filing with Stock Exchanges (Preliminary Consultation and Explanation regarding timely disclosure)
•Announce at a press conference, Posting to our website
Stock Exchanges
Disclosure of Company Information
(Timely Disclosure)
(Reference*)
Stock Exchanges which our company is listed
Tokyo Stock Exchange
Osaka Stock Exchange
Nagoya Stock Exchange
Fukuoka Stock Exchange
Sapporo Stock Exchange
*2
Proposal of Disclosure Policy
*2
Discussion
Head of Division
Company Information
Person responsible for Divisional Information Disclosure
Chief Legal Officer
Legal Division
Lawers
Advice
Advice
Internal Aundit
Operational Review and Business Assurance Division
*1
Report
Group Companies
Group Audit
Flow of Decision about Disclosure Policy and Timely Disclosure
Internal Control

1. Responsible Person for Handling of Information

(1) As a part of the Company's efforts to timely and appropriate disclosure, the Company provides an internal rule for information disclosure under which authority and responsibility for handling of the Company's various information are clarified.

(2) The Company appoints Chief Communications Officer as a responsible person for information disclosure and he/she is responsible for handling of information to be disclosed or reported to stock exchanges.

(3) Head of each division within the Company, as a responsible person for information management, collects and manages the information relevant to such division including the information regarding group companies overseen by such division. For this purpose, the Company establishes a position of Divisional Information Disclosure in each division.

(4) Media & Investor Relations Division, which is directly supervised by Chief Communications Officer, is responsible for planning and implementing concerning information disclosure as well as communicating with persons responsible for Divisional Information Disclosure.

(5) Chief Communications Officer clearly explains to head of each division the timely disclosure standard and amendments thereto, and receives reports on the Company's information from head of each division.

2. Decision Making for Disclosure Policy / Timely Disclosure

(1) Head of each division collects and manages information relevant to such division, and further obtains necessary information from group companies overseen by such division, as well as consolidates and manages such information in integrated fashion as divisional information.

(2) If an authorization is requested for a significant matter as provided in the Rules for Executive Committee, Head of each division submits to Executive Committee a proposal for disclosure policy including timely disclosure after consultation with Chief Communications Officer, and the same is discussed and resolved. If board resolution is needed for a significant matter pursuant to the Rules for Board of Directors, such matter shall be proposed to Board of Directors and the disclosure policy is also reported in the board meeting.

(3) After the significant matter is resolved, Chief Communications Officer disclose the same in timely manner in accordance with the disclosure policy as resolved. If the Company's information is to be disclosed, the same is notified to a stock exchange in advance, and if necessary, prior consultation is made pursuant to the timely disclosure rules as provided by such stock exchange.

3. Internal Control

(1) Board of Directors makes decisions on matters prescribed by the Commercial Code, as well as on other matters of importance to the Company. The Board receives reports on the state of the business and supervises executive management.

(2) Corporate Auditors, as independent body having duties different from those of Members of the Board, oversee the actions of the Board of Directors. The Corporate Auditors attend the board meeting and provide their opinions if necessary.

(3) Operational Review and Business Assurance Division, which provides reports and proposals to the president, has the responsibility of studying and evaluating internal management control systems including group companies with regard to importance and risk from an objective perspective independent of the operational organization.

(4) Chief Legal Officer provides his/her opinion at the board meeting and the Executive Committee if necessary. Legal Division supports each division regarding timely disclosure based on its expertise.

4. Accounting Auditors / Attorneys' Involvement

(1) The Company is audited by accounting auditors pursuant to "Securities Exchange Law" and "Law concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Corporations (Kabushiki-Kaisha)" of Japan. The Company obtain necessary advice and instructions regarding timely disclosure of financial results.

(2) The Company obtains advice and suggestions from different law firms regarding timely disclosure.

Business Report for the third quarter

(from April 1, 2004 to December 31, 2004)

President's Greetings

(Toward achievement of "JT PLAN-V)

The fiscal year ending March 2005 is an important year to establish a framework where we are able to focus on the growth strategy from the next fiscal year onward following the termination of Marlboro license agreement. We believe that we have mostly established the framework to focus on the growth strategy from next year onward by implementing necessary measures toward the achievement of our medium-term management plan, named "JT PLAN-V".

First, in overhaul of cost structure, our Group promptly corresponded to the change of business environment; we reexamined the production capacity, including Miyakonojo procurement factory, which was not planned in the JT PLAN-V, and at the same time, solicited voluntarily early retirements company-wide. As a result, tobacco manufacturing plants will be reduced to ten, following the closing of eight plants, and 5,796 employees who have applied for voluntarily early retirement program will retire. Moreover, we have worked on soliciting voluntary tobacco crop termination.

In addition, efforts toward sales growth have brought good results steadily. In domestic tobacco business, with new method of test marketing, we launched many new products, which are "attractive and fresh", and brought it successfully to sales nationwide. In existing brands, we innovated the package designs of main brands to strengthen the competitiveness. Moreover, Camel, Winston, Salem and Pianissimo will be added to our lineup both in name and reality for domestic sales from May 2005 onward, and thus, the brand portfolio will be further strengthened.

In international tobacco business, the business has continued leading the growth of corporate-wide profit focusing on putting resources in main brands and core market, and continuous and steady growth has been shown in Camel and Mild Seven, in Italy and Mexico, and in Taiwan, respectively, while in Russia, Italy or other countries, strong growth has been shown in Winston.

In Pharmaceutical business, we are working on further improvement and enhancement of the pipeline aiming for the next pillar, and we were able to succeed in making the world know JT's R&D capability by licensing-out the JTT-705 to Roche.

In foods business, we anticipates the achievement of profit growth to turn into the black in consolidated operating income which was set as a goal of the JT PLAN-V, within the fiscal year 2004, one year earlier than previously expected.

(Brief summary of the business result for the 3rd quarter of the fiscal year 2005)

As a result of what is mentioned above, the business result for the period from April to December 2004, marked increases both in sales and profit as shown in the following Table 1. The profit increase in operating income and EBITDA is due to the contribution from each business segment; aggressive launch of new products in the domestic market, top-line measure such as pricing strategy upon price revision in July 2004, implementation of cost reduction, and in international tobacco business, increased profit

mainly due to the increase of sales volume from the Global Flagship Brands, which consist of Camel, Winston, Mild Seven, and Salem. In addition, in pharmaceuticals business, we had a temporary income from licensing-out of a chemical compound which we had been developing, and in food business, we achieved a surplus in the operating income resulting from the business expansion and the effort to reduce the cost.

The recurring profit was increased in addition to the increase of the operation income and EBITDA, due to the improvement of the financial account balance. In addition, regarding net profit or loss, cost increased due to progress of implementing the measures toward achievement of JT PLAN-V, however, the net income has drastically surpassed the loss from the same period of the last year due to lump treatment of mutual assistance association cost in the previous fiscal year, and due to increase in profits on the sale of fixed assets including the sale of real estate to REIT.

(Table 1)

Business Results for the nine months from 1 Apr. 2004 to 31 Dec. 2004

(100 million)

	Sum total from 1 Apr. 2004 to 31 Dec.2004	Sum total from 1 Apr. 2004 to 31 Dec.2004	Increase (decrease)
Net Sales including tax	35,541	35,964	422
Net Sales excluding tax	15,565	15,480	(85)
EBITDA	3,047	3,247	200
Operaitng Profit	2,011	2,303	291
Recurring Profit	1,871	2,274	402
Interim Net Profit (loss)	(59)	1,314	1,373

(Business forecasts for the fiscal year 2005)

The operating income, EBITDA and recurring profit of the fiscal year 2005 is, as shown in the following Table 2, upwardly revised comparing to the forecast shown at the interim period of this fiscal year and the profits are expected to increase for the three consecutive period. It is mainly due to further progress of the cost reduction in the domestic tobacco business.

Meanwhile, net income of this period was downwardly revised because of potential increase of extraordinary loss caused by progress of implementation of the measures toward achievement of the JT PLAN-V.

(Table 2)

Earnings Forecasts for the nine months from 1 Apr. 2004 to 31 Dec. 2004

(100 million)

	At the end of the interim period for the fiscal year 2005	At the end of the third-quarter period for the fiscal year 2005	Increase (decrease)
Net Sales	46,700	46,600	(100)
EBITDA	3,880	3,950	70
Operating Profit	2,600	2,680	80
Recurring Profit	2,530	2,630	100
Net Profit for Current Period	790	560	(230)
FCF	2,350	2,700	350

(Toward further improvement of the group)

Finally, let us explain regarding the companywide issues having in common. "Human resource" is the most valuable property for our company. Many of our employees will retire at the end of this business year upon this time's proposal of voluntary early retirement. We will take it seriously as members in JT group, and the whole company will continue to make efforts toward further development and growth of the company. We will continue to work on fostering of personnel responsible for growth of the company, and on activating our workplace.

Interests of stakeholders surrounding corporations in CSR (Corporate Social Responsibility) is increasing nowadays. Our group's Social Responsibility is the Branding Declaration itself; "To realize well-balanced delight at higher level for all of the stakeholders through the business activities", by coping with it, we believe, our responsibility is to continue being a valuable company for the society.

JT has aggressively worked on CSR, and in 2005, we will make more social contribution such as afforestation upon 20th anniversary of the privatization. In addition, we will start "JT group environment acting program", whose object was changed from single company of JT to JT group.

The fiscal year 2005 is an important year to provide a starting point for further development. We will work toward the business management to realize the company image shown in the JT PLAN-V with improving the employees' morals.

In closing, we would like to thank you for answering the questionnaires for the shareholders conducted in November 2004 upon delivery of gifts for shareholders. We will make use of the comments and requests for future development of our group.

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions, and
9. fluctuations in foreign exchange rates and the costs of raw materials.

Summary of the business results

〔Tobacco Business〕

On the domestic tobacco market, our business conditions have become severely affected by a rise in the tobacco tax put in force in July 2003, in addition to the continuing decline in gross demand. Moreover, the Company will terminate the exclusive license contract with Philip Morris in the end of April 2005. The contract has allowed us to manufacture and sell Marlboro products, and use the trademarks exclusively in Japan. Against these negative factors that may possibly put pressure on our business volume, we are carrying out activities toward the higher value of the domestic tobacco business by steadily implementing measures to increase sales and streamline the cost structure as specified in the medium-term management plan "JT PLAN-V."

Pressing forward with its sales growth strategies, the domestic tobacco business aggressively launched new products, mainly in 1-mg tar, menthol and premium (high-priced) market segments, which represent the growing segments. Furthermore, the Company expanded the sales areas of some of the new products, which had been sold only in limited geographical areas, when strong customer support justified such expansions. In addition, the Company has been unfolding aggressive and efficient marketing activities that were tailored to the characteristics of the market. 12 products in eight brands (made up of one 1-mg tar product, four menthol products, nine products costing ¥300 and above, and two D-spec products(*)) were launched in limited geographical areas covering eight prefectures, starting in July 2004 during the nine-month period ended December 31, 2004. Moreover, we expanded sales area for Mild Seven Prime Menthol Light Box (starting with September 2004) and five other products to nationwide.

(*)Products which adopt the Company's proprietary reduced odor technology that "controls the odor that rises from the tip of the cigarette" are called D-spec (reduced odor) products.

6 products in six brands (made up of two 1-mg tar product, two menthol products, five products costing ¥300 and above, and three D-spec products) were launched in limited geographical areas covering twelve prefectures, and we have expanded sales area for Mild Seven Prime Light Box and five other products starting with February 2005.

In the area of structural reforms to reduce cost, continuous efforts are being made to increase our cost competitiveness with the steady implementation of the various measures that were described in the medium-term management plan, "JT PLAN-V," coupled with ceaseless cost reduction efforts. Work is under way to shift into a system of ten tobacco plants nationwide in April 2005. The Company's domestic raw material group also began to be reorganized in phases, starting in July 2004. To optimize the foreign leaf tobacco raw material purchase functions of the JT Group (JT and its consolidated subsidiaries and affiliate companies accounted for by the equity method), functional reshuffling and organizational changes began to be made April 2004. As part of these

changes, procedures to dissolve and liquidate JT Proserve Inc., a foreign subsidiary, were initiated in September 2004. Furthermore, a decision was made in September 2004 to shut down the Miyakonojo plant, one of the tobacco raw material processing plants, as of the end of March 2005. These and other measures are being implemented so as to improve JT's cost competitiveness.

The domestic cigarette sales volume during this nine-month period ended December 31, 2004 fell by 3.5 billion cigarettes to 165.5 billion cigarettes (Note), down 2.1% compared with the corresponding figure for the previous year. The decrease was due to the impact of a list-price revision that followed a tobacco excise tax hike. The tax hike came into effect in July 2003 against the backdrop of a continued decline in total demand. The sales volume represented a 72.9% share of the market, the same percentage compared with the corresponding figure for the previous year. Sales per 1,000 cigarettes, excluding excise tax, were JPY 3,940, a JPY 41 increase compared with the corresponding figure for the previous year, thanks mainly to the success of our pricing strategies.

(Note) In addition to this figure, the domestic tobacco business sold 4.3 billion cigarettes during the current nine-month period ended December 31, 2004 at duty-free shops in Japan, as well as the markets in China, Hong Kong and Macao, which are covered by the China Business segment of the Company.

In the international tobacco business, JT International S.A., a subsidiary, has played a central role in the Company's efforts to aim for volume growth that is accompanied by a unit price increase. This is accomplished mainly by shifting the Company's focus to high price products, represented by Global Flagship Brands consist of Camel, Winston, Mild Seven and Salem, hereinafter referred to as GFB, so as to increase profits.

The international cigarette sales volume grew 8.4 billion cigarettes, or 5.6%, during the current nine-month period ended December 31, 2004 from the previous nine-month period ended December 31, 2003, to 157.4 billion cigarettes as the growth of GFBs surpassed the decreases caused by tax hikes and price increases in some markets. GFBs sales volumes grew at a sound pace, rising 9.0 billion cigarettes compared with the corresponding figure for the previous year, to 97.1 billion cigarettes, a 10.2% increase. The increase is attributed to healthy sales of Winston in Russia and Italy, those of Camel in Italy and Mexico, and those of Mild Seven in Taiwan.

Consequently, net sales grew to JPY 3,302.9 billion, a 1.5% increase compared with the corresponding figure for the previous year, thanks to a list-price revision that started in July 2003 and aggressive launch of new products in the domestic tobacco business, combined with growth of the GFBs sales volume in the international tobacco business. Operating income also rose to JPY

215.4 billion, up 7.3% compared with the corresponding figure for the previous year, thanks to cost reductions and an increase in the unit sales price in the domestic tobacco business, in addition to profit growth in the international tobacco business.

With respect to the international tobacco business, the results for the period between January 2004 and September 2004 are incorporated into the nine-month financial reports as the results for the current nine-month period ended December 31, 2004.



Domestic Tobacco Business
Quarterly Sales Volume
FY2003
FY2004
FY2005
(100 million cigarettes)
700
600
500
400
300
200
100
0
656
584
542
596
556
470
600
564
556
509
492
Apr-Jun
Jul-Sep
Oct-Dec
Jan-Mar


International Tobacco Business
Quarterly Sales Volume
FY2003
FY2004
FY2005
580
560
540
520
500
480
460
440
420
400
(100 million cigarettes)
503
466
481
528
503
534
530
522
559
472
498
549
Jan-Mar
Apr-Jun
Jul-Sep
Oct-Dec

〔Pharmaceuticals〕

In our pharmaceuticals business, JT has continued to improve its in-house R&D capabilities. Regarding development phases, we discontinued the development of a blood coagulation inhibitor. Nonetheless, we have five in-house developed drugs, in clinical trial stages as an anti-HIV drug moved into the clinical development stage. Of the three anti-HIV drugs for which we acquired exclusive licenses for commercialization in Japan from U.S.-based Gilead Sciences in July 2003, import approval was granted for Viread in March 2004. Torii Pharmaceuticals, a subsidiary, began to sell it in April. We have been waiting for import approval of the remaining two drugs.

Dyslipidemia Compound, which was realized by our company and has been developed both inside and outside Japan, was licensed out with worldwide rights, excluding Japan and Korea, to develop and commercialize the drug to Swiss-based Roche in October 2004.

Royalty revenue for Viracept, an anti-HIV drug that was jointly developed with U.S.-based Agouron Pharmaceuticals, Inc. and is being marketed in the United States, Europe and Japan, decreased as the result of intense competition in the market.

In addition, Torii Pharmaceuticals Co., Ltd. reported a decrease in its sales under influence of drug price revision took effect in last April 2004, in spite of growth of its core products including

Urinorm, a uricosuric drug (a gout suppressant) and Antebate, a topical corticosteroid. The growth was surpassed by the decrease of the sales of Futhan, protease inhibitor, and Stronger Neo-Minophagen C, agent for liver disease/antiallergic agent, and due to influence from sales transfer, in October 2004, of Tacho Comb, a biological tissue conglutination dressing sheet.

As a result, sales income totaled to JPY 47.4 billion (a 14.6% increase compared with the corresponding figure for the previous year) due to temporary income from licensing-out of Dyslipidemia Compound to Roche, in spite of less income in Torii Pharmaceutical Co., Ltd. and the decrease of Royalty Revenue from Viracept. Operating income has increased JPY 13 billion compared with the corresponding figure for the previous year, to 4.5 billion in contrast to operating loss of JPY 8.5 billion in the previous nine-month period ended December 31, 2003. This was due to the temporary income, the decrease of R&D cost in our company, and the last year's completion of goodwill amortization in connection with the stock acquisition of Torii Pharmaceutical Co., Ltd.

Japan Tobacco Inc. Clinical development (as of February 17, 2005)

Code	Stage	Indication	Mechanism	Characteristics	Development	Rights
JTE-607 (inj)	Phase2(JPN) Phase1(Overseas)	SIRS (systemic inflammatory response syndrome)	Inflammatory Cytokines inhibitor	Inhibits the production of inflammatory cytokines	Developed by JT Developed by JT	
JTT-705 (oral)	Phase1(JPN)	Hyperlipidemia	CETP inhibitor	Decreases LDL and Increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Developed by JT	A license agreement was signed with Roche (Switzerland) for development and commercialization of this compound worldwide except Japan and Korea. (October 2004)
JTK-003 (oral)	Phase2(JPN) Phase2(Overseas)	Hepatitis C	HCV RNA-polymerase inhibitor	Treatment of Hepatitis C by inhibiting HCV RNA- polymerase which relates to viral proliferation	Developed by JT Developed by JT	
JTT-130 (oral)	Phase1(JPN) Phase1(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	Developed by JT Developed by JT	
JTK-303 (oral)	Phase1(JPN)	Anti-HIV	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	Developed by JT	
Emtricitabine (oral)	NDA filed (JPN)	Anti-HIV	Reverse transcriptase inhibitor	Nucleoside reverse transcriptase inhibitor which works by blocking reverse transcriptase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	Licensed from Gilead Sciences	A license agreement was signed with Gilead Sciences (US) for commercialization of this drug in Japan (July 2003).
Co-formulation of Tenofovir Disoproxil Fumarate and Emtricitabine (oral)	NDA filed (JPN)	Anti-HIV	Reverse transcriptase inhibitor	Reverse transcriptase inhibitor which works by blocking reverse transcriptase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus) Tenofovir Disoproxil Fumarate:Nucleotide reverse transcriptase inhibitor Emtricitabine:Nucleoside reverse transcriptase inhibitor	Licensed from Gilead Sciences	A license agreement was signed with Gilead Sciences (US) for commercialization of this drug in Japan (July 2003).

〔Foods〕

In the food business, efforts have been made to develop and launch new products and expand sales channels. At the same time, the business was managed with flexibility and resilience in response to changes in the market, and the goal of increasing the business value was aggressively pursued.

In the processed foods business, an expansion and strengthening of the product line-up, including the "Dai-ninki!" and "Imadoki Wazen" lines of frozen foods for the consumer market, as well as a business transfer in the chilled foods field in Australia, helped boost the business scale. In addition, efforts have been directed at improving profitability.

Our beverage business is run mainly by Japan Beverage Inc., which is our vending machine operation subsidiary. The business is set for a steady expansion, and strives to improve the

efficiency in all aspects of the operation. The group aggressively developed and launched new products that emphasize differentiation, as evidenced by the start-up of a new brand "Miss Parlor" in September 2004. The "Miss Parlor" brand, which consists of dessert-like beverages that contain milk and fruits, reinforces the core brands of "Roots" and "Senoby."

Consequently, growth of the business scale of the processed foods business and an expansion of the beverage vending machine sales channels more than offset a contraction in the unprofitable sales channels, and achieved net sales worth JPY 202.5 billion, a 6.9% increase compared with the corresponding figure for the previous year. Operating income grew to JPY 3.7 billion compared with the corresponding figure for the previous year of 2.2 billion in contrast to operating loss of JPY 1.4 billion in the previous nine-month period ended December 31, 2003.

〔Other Businesses〕

Our other businesses reported net sales of JPY 43.4 billion, a 37.2% decrease compared with the corresponding figure for the previous year, and operating income of JPY 8.3 billion, a 16.5% decrease compared with the corresponding figure for the previous year notwithstanding efforts for efficient operations. The decreases were largely due to one-time revenue recognition, resulting from a sale by the real estate business in the corresponding period for the previous year.

In April 2004, the Company transferred all of the shares it owned in its three printing business-related subsidiaries, consisting of JT Pros Print Co., Ltd., Tokkyo Shiki Co., Ltd. and GB One Printing Co., Ltd., to Toppan Printing Co., Ltd.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the nine months ended December 31, 2004

	Millions of yen		
	December 31, 2004	*Increase/ (decrease)*	← (1)
ASSETS	(Unaudited)		
	JPY	**JPY**	
CURRENT ASSETS:	**1,525,600**	**47,751**	
FIXED ASSETS:	**1,502,719**	**(48,431)**	
Property, plant and equipment:	659,771	(48,450)	
Buildings and structures	268,662	(30,875)	
Machinery, equipment and vehicles	144,475	2,385	
Land	173,475	(5,893)	
Other	73,157	(14,067)	
Intangible assets:	603,686	(6,819)	
Goodwill	343,717	12,136	← (2)
Trademarks	225,390	(20,208)	← (3)
Other intangible assets	34,579	1,252	
Investments and other assets:	239,261	6,838	
DEFERRED ASSETS	**215**	**131**	
TOTAL ASSETS	**JPY 3,028,535**	**JPY (548)**	

Amounts are rounded down to the nearest JPY 1 million.

1. This balance is between annual result as of December 31, 2004 and result as of April 31, 2004.
2. This is the Balance between acquisition cost upon business acquisition and current value of stockholders' equity. It mainly arose upon acquisition of RJR International (currently JT International)
3. It is mainly from the trademark right of Global Flagship Brands, which consist of Camel, Winston, and Salem which were acquired at the same time as acquisition of RJR International (currently JT International).

	Millions of yen	
	December 31, 2004	*Increase/ (decrease)*
LIABILITIES	(Unaudited)	
	JPY	**JPY**
CURRENT LIABILITIES:	**661,042**	**(95,669)** ←(4)
NON-CURRENT LIABILITIES:	**689,011**	**(21,598)**
TOTAL LIABILITIES	**1,350,053**	**(117,268)**
MINORITY INTERESTS	**58,173**	**4,348**
SHAREHOLDERS' EQUITY:		
COMMON STOCK	**100,000**	**-**
CAPITAL SURPLUS	**736,400**	**-**
RETAINED EARNINGS	**874,772**	**111,002**
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	**15,731**	**(1,546)**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	**(50,546)**	**21,293**
TREASURY STOCK	**(56,049)**	**(21,470)**
TOTAL SHAREHOLDERS' EQUITY	**1,620,307**	**112,370**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**JPY 3,028,535**	**JPY (548)**

Amounts are rounded down to the nearest JPY 1 million.

4. This decrease is mainly due to the Company's repayment of bonds.



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
(100 million yen)
6,457
6,060
5,507
5,117
6,235
4,244
7,984
3,812
8,033
2,461
FY2000
FY2001
FY2002
FY2003
FY2004 31 Dec
Cash and cash equivalents
Interest-Bearing Debt

(Note)Cash and cash equivalents = cash and deposits + marketable securities + commercial paper received under repurchase agreements
Interest-Bearing Debt = Short-term bank loans + bonds + long-term debt

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries
For the nine months ended December 31, 2004

	Millions of yen		
	For the nine months ended December 31, 2004	*Increase (decrease)*	
	(Unaudited)		
NET SALES	**JPY 3,596,400**	**JPY 42,207**	← (5)
COST OF SALES	**2,859,758**	**27,936**	
Gross profit	**736,642**	**14,271**	
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**506,256**	**(14,921)**	
Operating income	**230,385**	**29,192**	← (6)
NON-OPERATING INCOME:	**11,530**	**4,050**	
NON -OPERATING EXPENSES:	**14,485**	**(7,001)**	
Recurring profit	**227,430**	**40,243**	← (7)
EXTRAORDINARY PROFIT:	**56,169**	**33,264**	
EXTRAORDINARY LOSS:	**81,870**	**(131,567)**	
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	**201,729**	**205,075**	
INCOME TAXES (BENEFIT)	**64,146**	**66,990**	
INCOME TAX – DEFERRED	**-**	**-**	
MINORITY INTERESTS	**6,164**	**743**	
NET INCOME (LOSS)	**JPY 131,418**	**JPY 137,341**	← (8)

Amounts are rounded down to the nearest JPY 1 million.

5. This increase is due to a revenue increase resulting from a list-price revision in July 2004 in the domestic tobacco business, and growth of Global Flagship Brands sales volumes in the international tobacco business, temporary income from licensing-out of Dyslipidemia Compound in pharmaceutical business, and the business expansion in the processed foods business.

6. This increase is mainly due to cost reduction in the domestic tobacco business and in others, a profit increase resulted from growth of Global Flagship Brands in the international tobacco business, temporary income from licensing-out of Dyslipidemia Compound in pharmaceutical business.

7. This increase is mainly due to the improvement in foreign exchange rates.

8. This increase is due to recognition of extraordinary profit in connection with transfer of fixed assets (beneficial interest in trust) to Frontier Real Estate Investment Corp., and the absence of any such factors as an extraordinary loss worth JPY185.0 billion, resulting from a one-time charge for recognition of obligations under the Public Official Mutual Assistance Association Law to reflect accounting changes relating to the obligations under the Law.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the nine months ended December 31, 2004

	Millions of yen	
	For the nine months ended December 31, 2004	*Increase (decrease)*
OPERATING ACTIVITIES:	(Unaudited)	
Net cash provided by operating activities	**JPY 158,536**	**JPY (76,065)**
INVESTING ACTIVITIES:		
Net cash (used in) provided by investing activities	**164,064**	**278,747**
FINANCING ACTIVITIES:		
Net cash used in financing activities	**(175,571)**	**(77,747)**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**3,071**	**5,826**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**150,101**	**130,760**
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**601,661**	**(983)**
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARIES, BEGINNING OF PERIOD	**-**	**(6,860)**
CASH AND CASH EQUIVALENTS, END OF PERIOD	**JPY751,762**	**JPY122,916**

Amounts are rounded down to the nearest JPY 1 million.


2,500
2,000
1,500
1,000
500
0
(100 million yen)
2,011
1,871
2,303
2,274
FY2004 Third Quarter
FY2005 Third Quarter
□ Operating Income □ Recurring Profit





JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT Repurchases Own Shares

Repurchase results for the period between January 1, 2005 to January 31, 2005

Tokyo, February 4, 2005 --- Japan Tobacco Inc. (JT, TSE: 2914) announced today that it has repurchased its shares pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code as was decided at the Board of Directors meeting held on October 29, 2004. Details of the share repurchase are mentioned below.

Details of the shares repurchased

(1) Period during which shares were repurchased:	From January 1, 2005 to January 31, 2005
(2) Number of shares repurchased:	6,276 shares
(3) Total repurchased cost of shares:	¥6,920,090,000
(4) Method of repurchase:	Open market purchase on Tokyo Stock Exchange

(Reference)

1. Details of the repurchase as approved by the JT Board of Directors of on October 29, 2004.

(1) Type of shares to be repurchased:	Shares of JT common stock
(2) Number of shares to be repurchased:	Up to 45,000 shares
(3) Total repurchase price of shares:	Up to ¥40 billion
(4) Period during which shares will be repurchased:	From November 1, 2004 to March 24, 2005

2. Cumulative number of shares repurchased during the October 29, 2004 to January 31, 2005 period as approved at the Board of Directors meeting held on October 29, 2004.

(1) Total number of shares repurchased:	27,976 shares
(2) Total cost of repurchased shares:	¥28,390,534,000

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.





JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT Announces the Results of its Voluntary Retirement Plan Application

Tokyo, February 17, 2005 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that a total of 5,796 employees applied for the voluntary retirement plan, which was offered during the current fiscal year ending March 31, 2005. In line with its mid-term management plan "JT PLAN-V," the company is streamlining its business structure to achieve enhanced cost competitiveness, which led to the offering of the voluntary retirement program.

JT employees, between 40 and 59 years old, with at least 15 years of service at the company, were eligible for this program. In addition, those who work at sites that would be closed down and those in divested businesses, regardless of age, were also offered a voluntary retirement package, or the chance to work within the transferred organization. In total, 11,980 employees were asked about their willingness to leave the company consequently. The number of those who chose to apply for the voluntary retirement plan numbered 5,796, including 502 employees in divested businesses who agreed to work within the transferred businesses under new owners. The majority of the applicants will leave JT on March 31, 2005, though some will leave on different dates, with the process being completed by March 31, 2006.

Due to this measure, JT will book about ¥206 billion of extraordinary charges for the current fiscal year ending March 31, 2005, and this factor is already incorporated in the updated forecast for this fiscal year announced today. The cost reduction effects for this measure will be achieved in phases, depending on the timing of the applicants' actual retirement date, and will amount to approximately ¥55 billion from the fiscal year ending March 31, 2007 onward, as all applicants will have left the company by that point.

###



Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products , and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.



JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

JT Reports Tobacco Business Results for October - December 2004 Quarter

Aggressive marketing in the domestic tobacco business implemented for future growth
Four consecutive years of double digit EBITDA growth in international tobacco business

Tokyo, February 17, 2005 -- Japan Tobacco Inc. (JT) (TSE: 2914) announced today its domestic and international tobacco business results for the quarter that ended December 31, 2004.

1. Domestic Tobacco Business Results for the Quarter that Ended December 31, 2004

JT's domestic sales volume for the third fiscal quarter that ended December 31, 2004, decreased by 0.7 billion cigarettes or 1.3 percent compared with the same quarter in the previous year, to 55.6 billion cigarettes. However, net sales per thousand cigarettes excluding tax increased by ¥3 from the same quarter in the previous year to ¥3,937.

As a result of the company's aggressive marketing strategies, market share in growing segments, such as 1 mg tar, menthol and ¥300 or above, as well as "D-spec" products increased steadily from the same period last year.

Sales volume from April to December 2004, declined by 3.5 billion cigarettes or 2.1 percent compared to the same period in the previous year, to 165.5 billion cigarettes, within our estimates.

➢ Quarterly results for the year that ended December 31, 2004

	Apr-Jun	Jul-Sep	Oct-Dec
Sales volume (bil. of cigarettes)	54.2	55.6	55.6
Retail price sales[1] (bil. of JPY)	748.0	767.0	767.5
Net sales per thousand cigarettes[2] (JPY)	11,754	11,755	11,752
Net sales, excluding taxes, per thousand cigarettes[3] (JPY)	3,940	3,942	3,937
Market share (%)	73.0	73.0	72.7

- The domestic tobacco business includes domestic duty-free sales and sales from the "China Division," which includes the China, Hong Kong and Macau markets. However, they are not incorporated into the table shown above.
- Sales volume from both domestic duty-free and the "China Division" totaled 1.3 billion cigarettes for the October-December quarter, down 0.2 billion cigarettes from the same quarter last year. Sales volume in the April to December period totaled 4.3 billion cigarettes, the same amount as the previous fiscal year.

[1] Retail price sales = sales volume * fixed retail price.
[2] Net sales per thousand cigarettes = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000.
[3] Net sales, excluding taxes, per thousand cigarettes = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000.

(Reference)

➢ **Quarterly and annual results for the fiscal year that ended March 31, 2004**

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Full fiscal year
Sales volume (billions of cigarettes)	65.6	47.0	56.4	49.2	218.3
Retail price sales[4] (billions of JPY)	836.1	648.2	777.5	678.9	2,940.9
Net sales per thousand cigarettes[5] (JPY)	10,856	11,732	11,746	11,759	11,478
Net sales per thousand cigarettes excluding tax[6] (JPY)	3,850	3,923	3,934	3,943	3,908
Market share (%)	73.0	72.9	72.7	73.1	72.9

- The domestic tobacco business includes domestic duty-free sales and sales from the "China Division." However, they are not incorporated in the table shown above.
- Sales volume from both the domestic duty-free and the "China Division" totaled 5.4 billion cigarettes for the fiscal year that ended March 31, 2004.

➢ **Market share in growing segments** (%)

	Apr-Jun, 2003	Jul-Sep, 2003	Oct-Dec, 2003	Jan-Mar, 2004	Apr-Jun, 2004	Jul-Sep, 2004	Oct-Dec, 2004
1 mg tar	6.6	7.3	7.3	7.9	8.3	8.2	8.6
Menthol	7.0	7.5	7.6	8.4	8.6	8.6	9.0
¥300 or above	10.5	11.1	11.2	11.8	11.7	11.8	11.5

➢ **Market share in "D-spec" segments** (%)

	Apr-Jun, 2003	Jul-Sep, 2003	Oct-Dec, 2003	Jan-Mar, 2004	Apr-Jun, 2004	Jul-Sep, 2004	Oct-Dec, 2004
D-spec	0.04	0.13	0.54	0.91	0.91	0.95	0.90

2. International Tobacco Business Results for the Full Fiscal Year that Ended December 31, 2004

JT's international tobacco operation continued to show strong growth momentum in Global Flagship Brands (GFBs - Camel, Winston, Mild Seven and Salem) growth, and confirms its role as the earnings growth engine of the JT Group.

Overall sales volume for the full 2004 fiscal year increased by 13.6 billion cigarettes, or 6.8 percent from last year, to 212.4 billion cigarettes, supported by the strong performance of GFBs. GFB sales volume increased by 13.9 billion cigarettes, or 11.8 percent, to 131.4 billion cigarettes, driven by the sale of Winston in the CIS, particularly in Russia and Ukraine, and in Western Europe, particularly in Italy and Germany; Camel grew in Italy, Spain and Mexico; and Mild Seven in Taiwan.

---

[4] Retail price sales = sales volume * fixed retail price.
[5] Net sales per thousand cigarettes = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000.
[6] Net sales, excluding taxes, per thousand cigarettes = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000.



Net sales including tax increased 14.6 percent to US$7,287 million, and net sales excluding tax were up 13.8 percent to US$3,943 million, helped by the positive effects from the weaker US dollar. In addition, net sales per thousand cigarettes, excluding tax, increased by US$1.1 from the previous year to US$18.6.

In addition to the GFB growth, also helped by the positive effects from the weak dollar, JT's international tobacco business achieved strong growth in EBITDA of 31.7 percent to US$745 million in the full 2004 fiscal year, and thus the international tobacco business has now attained a double-digit growth rate for four consecutive years.

➢ International preliminary sales results after consolidation adjustment for the full fiscal year that ended December 31, 2004

	2003 Results	2004 Preliminary Results	Difference
Total sales volume (billions of cigarettes)	198.8	212.4	13.6
GFB sales volume (billions of cigarettes)	117.5	131.4	13.9
Net sales, including tax (millions of US$)	6,358	7,287	929
Net sales, excluding tax (millions of US$)	3,465	3,943	479
Net sales per thousand cigarettes, excluding tax (US$)	17.4	18.6	1.1
EBITDA (millions of US$)	566	745	180

- Sales-related figures in the above table were created for internal use purposes.
- Figures from the "China Division" are not incorporated in the table shown above.
- EBITDA = operating income + depreciation of tangible fixed assets + amortization of intangible fixed assets

➢ International quarterly and full fiscal year sales results after consolidation adjustment

	2003 Results					2004 Preliminary Results				
	Jan - Mar	Apr – Jun	Jul - Sep	Oct - Dec	Total	Jan - Mar	Apr - Jun	Jul - Sep	Oct - Dec	Total
Total sales volume (bil. of cigarettes)	46.6	50.3	52.2	49.8	198.8	48.1	53.4	55.9	54.9	212.4
GFB sales volume (bil. of cigarettes)	27.6	28.9	31.6	29.4	117.5	30.0	32.7	34.3	34.3	131.4
Net sales, including tax (millions of US$)	1,369	1,577	1,788	1,625	6,358	1,708	1,807	1,914	1,858	7,287
Net sales, excluding tax (millions of US$)	758	844	974	888	3,465	914	990	1,022	1,017	3,943
Net sales per thousand cigarettes, excluding tax (US$)	16.3	16.8	18.7	17.8	17.4	19.0	18.5	18.3	18.5	18.6

- Sales-related figures in the above table were created for internal use purposes.
- Figures from the "China Division" are not incorporated in the table shown above.

JT

- **GFB sales results**

(Units: billions of cigarettes)

	2003 Results	2004 Preliminary Results	Change
Camel	34.8	35.1	1.0%
Winston	55.9	70.1	25.5%
Mild Seven	17.2	17.2	0.2%
Salem	9.7	8.9	-7.5%

- Sales of the "Mild Seven" in Japanese market and Japanese duty free are not incorporated in the table shown above.
- Figures from the "China Division" are not incorporated in the table shown above.

- **Regional sales results**

(Units: billions of cigarettes)

	2003 Results	2004 Preliminary Results	Change
Europe	36.9	38.1	3.4%
Americas	9.9	9.9	-0.2%
Asia	40.4	40.6	0.6%
CIS, Middle East, Africa, etc.	111.6	123.8	10.9%

- Figures from the "China Division" are not incorporated in the table shown above.

- **International Tobacco Business – sales outlook for the fiscal year ending December, 2005**

The outlook for the international tobacco business for the year ending December 2005, excluding the "China Division" is shown below. EBITDA growth is expected to be in line with our historical guidance in the range of 18 - 20 percent.

- **Targets after consolidation adjustment for 2005, excluding the "China Division"**

	2004 Preliminary Results	2005 Targets	Difference
Total sales volume[7] (billions of cigarettes)	212.4	222.0	9.6
GFB sales volume[7] (billions of cigarettes)	131.4	137.0	5.6
Net sales, including tax[8] (millions of US$)	7,287	8,100	813

- Sales-related figures in the above table were created for internal use purposes.

###

[7] Sales volume of JTI products (Camel, Winston, Salem etc.) in Japan market and Japanese duty free from the beginning of May 2005 and on are excluded from the table, because their sales will be integrated into the domestic tobacco business beginning May 2005.

[8] Sales of JTI products in Japan are incorporated in the sales of the domestic tobacco business, and are not incorporated from the table above.



Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products , and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

Domestic Tobacco Business

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Domestic Tobacco - Quarterly Sales Volume



70
60
50
40
30
20
10
0
(bn cigarettes)
65.6
58.4
54.2
59.6
55.6
47.0
60.0
56.4
55.6
50.9
49.2
Apr-Jun
Jul-Sep
Oct-Dec
Jan-Mar
FY2003
FY2004
FY2005

* Sales volume figures retroactively exclude domestic duty-free sales. This adjustment has been made since the announcement of Tobacco Business Results for Jan-Mar 2003.

* Other than the sales volume figures shown in the above chart, sales from the China, Hong Kong, and Macau markets and domestic duty-free sales, which totaled 1.3 billion cigarettes for Oct.-Dec. 2004, belong to domestic tobacco business.

MEET YOUR DELIGHT JT


Domestic Tobacco - Quarterly Retail Price Sales
900
800
700
600
500
400
300
200
100
0
(bn JPY)
744.2
836.1
748.0
760.1
648.2
767.0
765.8
777.5
767.5
649.1
678.9
Apr-Jun
Jul-Sep
Oct-Dec
Jan-Mar
FY2003 FY2004 FY2005
* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
3
JT


Domestic Tobacco - Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes
4,000
3,900
3,800
3,700
3,600
3,500
(JPY)
3,853
3,850
3,940
3,853
3,923
3,942
3,858
3,934
3,937
3,858
3,943
Apr-Jun
Jul-Sep
Oct-Dec
Jan-Mar
FY2003 FY2004 FY2005
* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
* Net sales excluding excise tax per thousand cigarettes = (retail price sales - retailer margins - consumption tax - national tobacco excise tax - local tobacco excise taxes - national tobacco special excise tax) / sales volume times 1,000.
4
JT


Domestic Tobacco - Quarterly JT's Share of Market in Japan
80.0
78.0
76.0
74.0
72.0
70.0
68.0
66.0
64.0
62.0
60.0
(%)
73.5
73.4
73.2
73.0
73.0
72.9
72.7
73.1
73.0
73.0
72.7
65.1
64.9
64.7
64.2
64.4
63.7
63.7
63.8
63.8
63.8
63.6
Apr-Jun,2002
Jul-Sep
Oct-Dec
Jan-Mar,2003
Apr-Jun
Jul-Sep
Oct-Dec
Jan-Mar,2004
Apr-Jun
Jul-Sep
Oct-Dec
JT's Share
JT's Share (excluding Marlboro)
* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
5
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Domestic Tobacco - Quarterly JT's 1mg Tar Product Share of Market in Japan
10.0
8.0
6.0
4.0
2.0
0.0
(%)
6.1
5.9
6.0
6.4
6.6
7.3
7.3
7.9
8.3
8.2
8.6
Apr-Jun,2002
Jul-Sep
Oct-Dec
Jan-Mar,2003
Apr-Jun
Jul-Sep
Oct-Dec
Jan-Mar,2004
Apr-Jun
Jul-Sep
Oct-Dec
JT 1mg tar product share
* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
6
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Domestic Tobacco - Quarterly JT's Menthol Product Share of Market in Japan
10.0
8.0
6.0
4.0
2.0
0.0
(%)
6.6
6.7
6.7
7.0
7.5
8.4
8.6
9.0
1.9
1.9
1.9
2.0
2.1
2.3
2.4
3.1
3.4
3.4
3.7
Apr-Jun,2002
Jul-Sep
Oct-Dec
Jan-Mar,2003
Apr-Jun
Jul-Sep
Oct-Dec
Jan-Mar,2004
Apr-Jun
Jul-Sep
Oct-Dec
JT menthol product share
JT menthol product share(excluding Marlboro)
* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
7


Domestic Tobacco - Quarterly JT's over-JPY 300 Product Share of Market in Japan
12.0
10.0
8.0
6.0
4.0
2.0
0.0
(%)
10.0
10.1
10.4
10.6
11.1
11.8
11.7
11.8
11.5
1.6
1.6
1.8
1.7
1.8
1.9
2.2
2.6
2.5
2.6
2.3
Apr-Jun,2002
Jul-Sep
Oct-Dec
Jan-Mar,2003
Apr-Jun
Jul-Sep
Oct-Dec
Jan-Mar,2004
Apr-Jun
Jul-Sep
Oct-Dec
JT over-JPY 300 product share
JT over-JPY 300 product share(excluding Marlboro)
* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
8

Domestic Tobacco - Quarterly JT's D- spec Product Share of Market in Japan


1.00
0.80
0.60
0.40
0.20
0.00
(%)
0.05
0.04
0.13
0.54
0.91
0.91
0.95
0.90
Apr-Jun,2002
Jul-Sep
Oct-Dec
Jan-Mar,2003
Apr-Jun
Jul-Sep
Oct-Dec
Jan-Mar,2004
Apr-Jun
Jul-Sep
Oct-Dec
D-spec product share

* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.

International Tobacco Business

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International Tobacco - Quarterly Sales Volume
(bn cigarettes)
58
56
54
52
50
48
46
44
42
40
50.3
46.6
48.1
52.8
50.3
53.4
53.0
52.2
55.9
47.2
49.8
54.9
Jan-Mar
Apr-Jun
Jul-Sep
Oct-Dec
2002 2003 2004
* All numbers in the chart were revised due to the transfer of the "China Division" (which includes operations of the China, Hong Kong, and Macau markets) from JT International S.A. to JT on January 1, 2003.
11
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International Tobacco - Quarterly GFB Sales Volume
(bn cigarettes)
40
35
30
25
20
15
10
5
0
27.1
27.6
30.0
28.0
28.9
32.7
28.1
31.6
34.3
26.6
29.4
34.3
Jan-Mar
Apr-Jun
Jul-Sep
Oct-Dec
2002 2003 2004
* All numbers in the chart were revised due to the transfer of the "China Division" (which includes operations of the China, Hong Kong, and Macau markets) from JT International S.A. to JT on January 1, 2003.
12
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International Tobacco - Quarterly Sales Including Excise Tax
2,500
2,000
1,500
1,000
500
0
(million USD)
1,275
1,369
1,708
1,368
1,577
1,807
1,443
1,788
1,914
1,330
1,625
1,858
Jan-Mar
Apr-Jun
Jul-Sep
Oct-Dec
2002 2003 2004
* All numbers in the chart were revised due to the transfer of the "China Division" (which includes operations of the China, Hong Kong, and Macau markets) from JT International S.A. to JT on January 1, 2003.
13
MEET YOUR DELIGHT JT


International Tobacco - Quarterly Sales Excluding Excise Tax
1,000
900
800
700
600
500
400
300
200
100
0
(million USD)
735
758
914
780
844
990
802
974
1,022
742
888
1,017
Jan-Mar
Apr-Jun
Jul-Sep
Oct-Dec
2002 2003 2004
* All numbers in the chart were revised due to the transfer of the "China Division" (which includes operations of the China, Hong Kong, and Macau markets) from JT International S.A. to JT on January 1, 2003.
14
MEET YOUR DELIGHT JT

International Tobacco - Quarterly Sales Excluding Excise Tax Per Thousand Cigarettes



(USD)
20
18
16
14
12
10
8
6
4
2
0
19.0
16.3
14.6
18.5
16.8
14.8
18.7
18.3
15.1
17.8
18.5
15.7
Jan-Mar
Apr-Jun
Jul-Sep
Oct-Dec
2002
2003
2004

* All numbers in the chart were revised due to the transfer of the "China Division" (which includes operations of the China, Hong Kong, and Macau markets) from JT International S.A. to JT on January 1, 2003.

MEET YOUR DELIGHT JT